UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update: _____

- X Form C/A: Amendment to Offering Statement: _____

    X Check box if Amendment is material and investors must reconfirm within five business days.

- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer: Forbes Farmhouse Development LLC

Legal status of Issuer Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Florida

Date of organization: November 03, 2023

Physical address of Issuer: 1150 NW 72ND Ave. Tower 1 STE 455 #13705 Miami FL. 33126

Website of Issuer: https://www.kelstarconsulting.com/

Is there a Co-Issuer? ___ yes _X__ no. If yes,

Name of Co-Issuer: N/A

Legal status of Co-Issuer Form: N/A

Jurisdiction of Incorporation/Organization: N/A

Date of organization: N/A

Physical address of Co-Issuer: N/A

Website of Co-Issuer: N/A

Name of the intermediary through which the offering will be conducted: SECURE LIVING, LLC

CIK number of intermediary: 0001879226

SEC file number of intermediary: 007-00324

CRD number, if applicable, of intermediary: 317308

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 3% platform fee agreed upon with Secure Living

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize

North Capital Private Securities Corporation

Type of security offered: Debt (Promissory Note)

Target number of securities to be offered: 535,000

Price: $1.00

Target offering amount: $100,000

Oversubscriptions accepted: _X__ yes ___ no

If yes, disclose how oversubscriptions will be allocated on: First-come, first serve basis

Maximum offering amount (if different from target offering amount): $535,000.00

Deadline to reach the target offering amount: August 31, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Forbes Farmhouse Development, LLC

By _____
Kelvin Harris
Managing Partner and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Sign) _____
Kelvin Harris
Managing Partner and CEO

(Date)_____

	Most recent fiscal year-end (2023)
Total Assets	$86,186
Cash & Cash Equivalents	$
Accounts Receivable	$
Total Liabilities	$46,260
Revenues/Sales	$
Cost of Goods Sold	$
Taxes Paid	$
Net Income	$

Current number of employees

1

June 28, 2024
(Filing Date)
FORM C

Forbes Farmhouse Development LLC

(a Florida limited liability company)

Up to $535,000

Promissory Notes

Table of Contents

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide for Regulation Crowdfunding. This form – Form C – is the form used to provide the information for both Offerings listed.

Each heading below corresponds to a section of the SEC's regulations for Reg CF. In some cases, we've provided instructions for the Company to complete this form.

§227.201(a) – Basic Information About the Company

Name of Company	Forbes Farmhouse Development LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Florida
Date Company Was Formed (from the Company's Certificate of Organization)	November 3, 2023
Kind of Entity (Check One)	Limited Liability Company
Street Address	1150 NW 72ND Ave. Tower 1 STE 455 #13705 Miami FL. 33126
Website Address	https://www.kelstarconsulting.com/

See further details about our Company in **Exhibit C: Operating Agreement**.

§227.201(b) – Directors and Officers of the Company

Name	Kelvin Harris
All positions with the Company and How Long for Each Position	CEO Manager/Managing Partner
Business Experience During Last Three Years (Brief Description)	Business/Financial Consultant Wealth Management/ Wealth Advisory
Principal Occupation During Last Three Years	Life Insurance Producer / Retirement Planning
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Percentage Ownership
Kelvin Harris	100%

§227.201(d) – The Company's Business and Business Plan

About the Company and Project

The Forbes Farmhouse Development Corporation has been established with the primary purpose of managing and overseeing the construction, operation, and maintenance of the Forbes Farmhouse property for vacation rentals and event space.

The Forbes Farmhouse Development Corporation is initiating a multi-phase project to establish a mixed-use residential community on a 5-acre parcel in Miccosukee, Florida, situated just 18 miles northeast of Tallahassee. In order to bring this vision to life, the project will secure $1.2 Million in equity capital in three rounds.

Phase One: The first $535,000 in capital will be raised through Regulation Crowdfunding and will be allocated for site development, including excavation, tree removal, retention ponds, water irrigation, and road connectivity. Subsequently, we plan to obtain bank financing for constructing the Forbes Farmhouse, a residential property in the Barndominium style. No initial down payment will be necessary to secure the construction financing, as the bank will use the land as collateral.

Early in Forbes Farmhouse development project, the company will achieve the following goals and objectives:

- Continuing work under the current infrastructure permit to include site clearing, tree removal, preliminary excavation and shaping in accordance with approved engineering drawings.
- Raise $405K through Regulation Crowdfunding offering to complete full infrastructure site development to include paved ingress and egress road with, concrete curbs and gutters, driveway connection, retention ponds, irrigation system, landscaping, and tree replanting.
- Complete architectural and engineering work and receive city construction permits for Phase to Modern Farmhouse Residential Structure
- Acquire $800K+ construction/permanent loan for Local Tallahassee Bank based on earlier pre-approval.
- Create a sales & market plan to promote and create awareness for the facility and begin confirming advance bookings for short term and vacation rental bookings.
- Consulting with real estate agents, property management consultants to discuss highest and best use of remaining available dates.
- Provide a high level of cash flow that will enable the owners to cover their borrowing costs and refinance the debt in 3-5 years.

Phase Two: We will commence construction on a 4,000-square-foot Barndominium-style residential property, intended for use as a vacation rental and event venue. To ensure a seamless transition to this phase with no delays, architectural drawings will be completed and building permit applications will be submitted during Phase One of the project.

The company plans to generate revenue through two key avenues. Vacation Rentals: By focusing on mid-term rentals (14 days or more) at rates of $600-$700 per night. Event Venue Rental: Offering the property for events, with an average event space rental of approximately $13,000 with a 30% profit margin. This dual approach aims to tap into the growing vacation rental market and the lucrative event venue sector, ensuring diverse income streams and financial stability.

Once operational and generating revenue, our commitment is to provide quarterly dividend payouts based on the available cash reserves. Our strategy involves maintaining ownership of the property for a five-year term, after which we plan to execute a property refinancing.

Our market strategy will revolve around establishing ourselves as the top vacation rental property in the city by employing a multi-faceted approach:

- Online Presence: We will utilize well-known vacation rental platforms like VRBO and Airbnb to ensure a strong online presence. Our listings will be optimized and enticing, attracting potential guests from all over.
- Social Media: Harnessing the power of social media, we will connect with a wider audience. Through engaging content and strategic advertising, we will build a robust online presence.
- Community Relations: Leveraging my family's existing ties with the local community, we will collaborate with churches, community groups, and organizations to cultivate goodwill and garner support. Additionally, our connections with local colleges and universities will help us cater to academic and university-related events.

The property is a newly constructed 3-story barndominium-style residence, spanning over 4,000 square feet. It offers four bedrooms, each with a private bathroom, and features a bonus room that can be used as a game room for events. The finished property will be in excellent condition, making it ideal for vacation rentals and event hosting.

The property boasts an open concept layout, unique exterior design, high-end furnishings, smart home technology, access to community amenities, and private outdoor spaces.

Our site is in Miccosukee, Florida. This location is a unique blend of rural tranquility and convenient proximity to Tallahassee's urban amenities. Nestled within a picturesque rural neighborhood, Miccosukee provides an idyllic backdrop for the project's vacation rental property and senior living facility. It's proximity to the historic Bradley Country Store (0.8 miles down the road) adds to the charm of the site, offering a glimpse into the rich heritage and history of the region. Situated within a short drive from Tallahassee, this location seamlessly bridges the gap between the peaceful charm of the countryside and the vibrant offerings of a bustling city. The area is characterized by a harmonious mix of residential homes, horse farms, community churches, and small local businesses, making it an ideal location for the envisioned development. Residents and visitors will relish the tranquility and natural beauty of Miccosukee while enjoying seamless access to the cultural, educational, and commercial vibrancy that Tallahassee has to offer.

Tallahassee, Florida, has emerged as a city of promise and growth. According to a 2018 report by Tallahassee Democrat, its economy has been outpacing all other Florida cities, solidifying its position as a hub of opportunity and investment. Moreover, U.S. News & World Report recently recognized Tallahassee as one of the "150 Best Places to Live in the U.S.", underscoring its appeal as a destination for residents and visitors alike.

Tallahassee is not only a thriving economic center but also a vibrant college sports hub. Florida State University (FSU) and Florida A&M University (FAMU) have earned their place in sports history with championship-level teams. Recent accomplishments include FSU's championships in football, women's softball, and basketball, and FAMU's notable achievements in football, track and field, and marching band competitions. These universities contribute to Tallahassee's dynamic sports culture, attracting fans and visitors from across the nation.

See further details about our Company in **Exhibit C: Operating Agreement**.

About the CEO & Managing Partner

Kelvin Harris, the Founder, Managing Partner, and CEO of Forbes Farmhouse Development Corporation, brings over four decades of multifaceted expertise to lead the company to success. With a background as an architect, construction, and project manager, and financial and business consultant, Mr. Harris is uniquely positioned to drive the company's ongoing excellence.

In architectural design, Mr. Harris boasts a Bachelor of Architecture degree from Howard University and has contributed to high-profile landmarks in the Washington DC area, including the Washington DC Convention Center, Capital One Arena, and FedEx Field.

In construction and project management, he has excelled as a Project Manager, Construction Manager, and Project Coordinator, overseeing projects ranging from tenant build-outs for AT&T to managing the substantial Office of the Comptroller of the Currency (OCC) Federal Headquarters Realignment Project.

As a business consultant, Mr. Harris has collaborated with prestigious firms such as Booz-Allen & Hamilton, DynCorp, and Trammel Crow, delivering transformative business solutions to their clients.

About the Contractor & Consultants (Non-Corporate Members)

Mr. Gerard Barrett, Lead Developer of Forbes Farmhouse Development Corporation, holds a B.A. in Economics from Columbia University. He is also the Founder and Managing Principal of PrimeLerner Companies, a real estate investment and development firm based in Newark, NJ. With over two decades of experience in residential and commercial real estate investments, Mr. Barrett specializes in investing, developing, and revitalizing undervalued and distressed properties, ranging from small multi-family residential units to large-scale projects. PrimeLerner employs a sophisticated approach, a solid business strategy, and careful capital management to consistently deliver outstanding returns to investors and enhance the quality of properties in the communities it serves. Before founding PrimeLerner, Mr. Barrett worked at Blue Ivy Estate, where he oversaw property rehabilitation and revitalization projects, project phasing, and acquisitions.

Antoine Wright, General Contractor

As the President of Urban Organics Development in Tallahassee, Florida, he has spent 15 years leading the company in the Subdividers and Developers sector, establishing it as a prominent force in the industry. Additionally, Antoine serves as the Executive Director of Big Bend Habitat for Humanity, highlighting his unwavering commitment to community betterment. His multifaceted expertise and unwavering dedication position him as a pivotal figure in ensuring the success of the Forbes Farmhouse Project, promising excellence in construction and positive contributions to the local community.

Tiffany Hamilton, Real Estate Consultant

A dedicated Realtor since 2003, holds a Business Administration degree with a Sales and Marketing minor from Florida A & M University, and she has been a resident of Tallahassee since 2000, actively involved in local community development. As an influential member of the Tallahassee Board of Realtors, she has chaired the Equal Opportunity Committee, contributed to grievance and young professional network committees, and earned the (CLG) designation from the 2010 Leadership Academy. Beyond her real estate expertise, Tiffany is deeply engaged in various community organizations, including the Council of Neighborhood Associations (CONA), Muscular Dystrophy Association (MDA), Sickle Cell Foundation, and the American Cancer Society. Whether it's residential, commercial, investment sales, or new construction, Tiffany offers top-notch customer service and is your preferred Realtor in Tallahassee and its surrounding counties.

Ron Curtis, Property Management Specialist

As the owner and manager of WavyStays, a thriving short-term rental business with a diverse portfolio spanning the country, Ron orchestrates every facet of daily operations, from meticulous planning and rigorous financial oversight to precise forecasting, effective marketing, and exceptional customer service on platforms like Airbnb, VRBO, and booking.com. Additionally, Ron serves as the CEO of Financial Lit University, a visionary initiative aimed at promoting financial literacy in underserved communities by offering services such as Credit Repair, Tax Preparation, Passive Income Coaching, Business Coaching, Property Management, and Financial Literacy Curriculums. His commitment to financial literacy and his role as the Property Management Specialist for the Forbes Farmhouse project reflects his remarkable ability to apply his skills across diverse domains, turning property management into an art form and financial empowerment into a community-driven mission.

About the Offering

The Company is engaged in an offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering". The maximum amount we wish to raise in this Reg CF Offering is $535,000.

We will not complete the Reg CF Offering unless we have raised a total of at least $100,000 (minimum goal) by August 31, 2024. If we haven't, both offerings and all investment commitments will be canceled, and all committed funds will be returned.

The minimum investment amount in the Reg CF Offering is $500. Investors can cancel their commitment up until 11:59 pm on August 28, 2024 (2 days before the target date). After that, any funds raised will be released to the Company and Investors will become members of the Company. The Company may decide to change the offering deadline but will provide at least five days' notice of such a change to all Investors. Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

Investments under Reg CF are offered by Secure Living LLC, a licensed funding portal.

About the Finances

The proceeds generated from this offering will be utilized towards site development, covering excavation, tree removal, retention ponds, water irrigation, and road connectivity.

Investor Return

The Company will issue promissory notes (**Exhibit E - Form of Note**) for all investments made, promising to pay each investor their investment based on a 5-year amortization term.

Interest ("Regular Interest") shall accrue on the outstanding principal of each Note at the rate of twelve percent (12%) per year. Principal payments will be calculated over a 5-year amortization period. Interest will accrue the first year and be added to the principal balance owed, until principal and interest payments ("Payments") begin on August 31, 2025.

In addition to receiving the promissory note, investors will have the opportunity to participate in 49% of the cash flow for a period of five years. Additionally, they will be entitled to 49% of the equity upon refinancing after five years and can expect a 12% return on investment after the same period, provided they invest $20,000 or more.

Caution: All investments carry the risk of loss and there is no assurance that an investment will provide a positive return. Numerous potential challenges may arise during Reg. CF offerings, including those outlined in the Risk Factors section.

§227.201(e) – Number of Employees

The Company currently has 1 employees.

§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are numerous risks to consider when investing such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance.

Review **Exhibit B: Risk of Investing** for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive any interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Target Offering Amount $100,000

Offering Deadline   August 31, 2024

If the sum of the investment commitments does not equal or exceed the Minimum Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	_____ X __Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$535,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a pro-rata basis so that every Investor who subscribes will be able to participate. ___ X ____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

We are seeking to raise a minimum of $100,000 and a maximum of $535,000. The Company is Reasonably Sure it Will Use the Money as Follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Site Development	100%	$100,000	100%	$535,000
Total	**100.00%**	**$100,000**	**100.00%**	**$535,000**

Site development includes the following excavation, tree removal, retention ponds, water irrigation, and road connectivity.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in the preparation of the campaign and are typically due in advance of the closing of the campaign. The Company does have the discretion to alter the use of proceeds as set forth above.

 The Company may alter the use of proceeds under the following circumstances: Costs changes as a result of changing conditions in the construction of the Project.

§227.201(j) – The Investment Process

To Invest

- Review this Form C, disclosures, risk, and the business plan, exhibits to this Form C and the Offering Page;
- If you decide to invest, press the Invest Now button and follow the instructions to fill out the information required to finalize your investment.

To Cancel Your Investment

To initiate the cancellation process, please visit our contact page or send an email to info@securelivingrei.com and submit your cancellation request. Please include your full name and the name of the Campaign you would like your investment cancelled. Failure to cancel within 48 hours before the deadline will result in the release of funds to the issuer in exchange for securities.

Note

(1) Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
(2) The intermediary will notify investors when the target offering amount has been met;
(3) If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
(4) If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment

§227.201(k) – Material Changes

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." The price of each Note is 100% of its face amount. Thus, if you want to buy 500 notes at $1 per note you will pay $500 (minimum investment amount).

We arrived at the price of Notes as follows:

- We estimated how much money we need to complete the project.
- We estimated how much free cash flow the project would generate in order to pay both principal and interest on the Notes.
- Based on those estimates, we established the interest rate promised in the Notes.

§227.201(m) – Terms of the Securities

Overview

The company is providing investors with Promissory Notes priced at $1.00 per note. The intended quantity of securities available for offering is 535,000. The Notes themselves are very short and simple. Most of the terms of the Notes, including the interest rate and repayment schedule, are outlined in a separate document called the Note Indenture. Copies of the form of Note the Company will be issued, and the Note Indenture, are attached as **Exhibit E: Form of Note** and **Exhibit F: Note Indenture**.

The Notes are being issued by the Company. By buying a Note, you are, in effect, lending money to the Company. As a creditor of the Company, you will have the right to be repaid even if the Company fails.

Security

Your Note will not be secured by any assets of the Company, the way a home mortgage is secured by the home. That means that in a default you will not be able to foreclose on any property. Instead, you will be a general unsecured creditor of the Company.

The rights of an unsecured creditor differ from those of secured creditors. Here's a general overview:

Security Interest:
- Secured Creditors: Have a security interest in specific assets of the debtor. This means that if the debtor defaults, the secured creditor has a claim on the specified assets to satisfy the debt.
- Unsecured Creditors: Lack a security interest in any specific assets. They do not have a direct claim on particular property in case of default.

Priority in Repayment:
- Secured Creditors: Generally have higher priority in repayment. They are entitled to be satisfied from the proceeds of the sale of the collateral before unsecured creditors receive anything.
- Unsecured Creditors: Are lower in priority. They are paid from the remaining assets after secured creditors have been satisfied. This often means unsecured creditors receive a lower percentage of their claims.

Risk and Interest Rates:
- Secured Creditors: Due to the security interest, they typically face lower risk, and interest rates may be comparatively lower.
- Unsecured Creditors: Face higher risk as they do not have specific collateral backing their claims. Consequently, interest rates for unsecured debt may be higher.

Bankruptcy Proceedings:
- Secured Creditors: Retain their security interest in bankruptcy proceedings and may seize the collateral unless the debtor pays the debt.
- Unsecured Creditors: Rely on the available assets in the bankruptcy estate. They are paid after secured creditors and administrative expenses.

Negotiating Power:
- Secured Creditors: Often have stronger negotiating power in restructuring or bankruptcy situations due to their secured position.
- Unsecured Creditors: Have limited leverage, and their recovery depends on the available assets after satisfying secured claims.

Your Right to Payments under the Note

Each investor will be issued a promissory note by the Company, promising to pay to the Investors the original investment made, plus interest of 12% annually, over a five-year term. Payments will be made to investors periodically, with each payment consisting of principal and interest, calculated on a 5-year term. Principal and interest payments are expected to begin 12 months after promissory notes are issued, at the close of this offering, with principal and interest payments being made quarterly. Until then, interest earned will accrue. A final balloon payment will be made to each investor when the promissory notes expire at the end of five years.

See Exhibit F: Note Indenture and **Exhibit E: Form of Note** for further details on the terms of each note and "About Investor Return" for an anticipated amortization schedule.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances, you could be required by law to return some or all of a payment you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Managing Partners will control all aspects of the Company's business.

No Right to Transfer

Investor Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Operating Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares as defined by the Terms of the offering.

Modification of Terms of Notes

The terms of the Note Indenture, and thus the terms of each Note, may be modified or amended with the consent of Investors owning more than 50% of the Notes, measured by the total principal amount outstanding under each Note.

Other Classes of Securities

As of now, the Company has only one class of securities: Class A members.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

Kelvin Harris owns one hundred percent of the membership interest in the Company. The Company is managed by Kelvin Harris, per the Operating Agreement, who has full voting power.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, examples these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.

- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

Currently, the Notes are being valued at their face amount, e.g., a $500 Note is being valued at $500. Thus, if you want to buy 500 notes at $1 per note you will pay $500 (minimum investment amount). The Managers don't expect there to be any reason to place a different value on the Notes in the future. If we had to place a value on the Notes, it would be based on our ability to repay the Notes in accordance with their terms.

§227.201(n) – The Funding Portal

The Company is offering its securities through Secure Living LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00324 and the Funding Portal Registration Depository (FPRD) number is 317308.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Secure Living LLC as follows:

- 3% platform fee is paid when the successfully funded campaign has ended.

Secure Living, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Secure Living, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
-	-	-	-	-

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company did not offer securities within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The Company has not conducted any transaction between the Company and "Insiders".

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Florida Limited Liability Company Act on November 03, 2023. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering towards site development, covering excavation, tree removal, retention ponds, water irrigation, and road connectivity. Following this, we will secure bank financing for the construction of the Forbes Farmhouse, a Barndominium-style residential property. No down payment will be required to secure the construction financing as the bank will leverage the land as collateral, as described in our business plan, as soon as the Offering closes.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will review other financing options.

Capital Resources

Other than the debt we hope to raise through this Offering, we have not purchased any assets or entered into any agreements to do so. We expect to start site development as soon as we raise the capital from investors in this Offering.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as **Exhibit A: Financial Statements**

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on securelivingrei.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital Private Securities Corporation performed Bad Actor Checks on the principals of the Company (i.e., those covered by this rule). You can see the North Capital Private Securities Corporation reports attached as **Exhibit K: Bad Actor Checks**.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under §227.201(g) – Target Offering Amount and Offering Deadline, the 'target amount' for this offering is $100,000. You can track our progress in raising money under the Reg CF Offering at Secure Living on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on the offering page at https://securelivingrei.com/property/forbes-farmhouse-development/ no later than 120 days after the end of each fiscal year which is December 31st.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Following a judgment and lien investigation on Kelvin Harris, it was revealed that a state tax lien was filed on 3/25/1997, amounting to $77,634, and a federal tax lien was filed on 11/28/1995 for $16,779 in the District of Columbia. Unfortunately, there is no additional information available regarding any release of these liens. See **Exhibit L: Disclosures**

§227.201(z) – Testing the Waters Materials

Indication of interest was solicited before the offering became effective. See **Exhibit I: Pitch Deck** and **Exhibit J: Business Plan**

Exhibit A   **Financial Statements**

Forbes Farmhouse Development, LLC (the "Company") a Florida Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

As of inception – December 23, 2023



True Accounting & Finance Experts

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Miami, FL

We have reviewed the accompanying financial statements of Forbes Farmhouse Development LLC, which comprise the balance sheet as of December 23, 2023 and the related statements of income, changes in member's equity, cash flows, and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Forbes Farmhouse Development LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

JEasy

On behalf of True Accounting & Finance Experts LLC
CPA Firm # AD71676
Trumaine Easy, CPA
Miami, FL
December 26, 2023

FORBES FARMHOUSE DEVELOPMENT, LLC
BALANCE SHEET
AS ON DECEMBER 23, 2023

PARTICULARS	DECEMBER 23, 2023
	AMOUNT
ASSETS	
NON-CURRENT ASSETS	$ 86,186
CURRENT ASSETS	
Receivable from members	$ -
	$ -
TOTAL ASSETS	$ 86,186
MEMBER'S EQUITY AND LIABILITIES	
Member's Equity	$ 39,926
	$ 39,926
LIABILITIES	
NON CURRENT LIABILITES	$ -
CURRENT LIABILITES	
Loan from Member's	$ 46,260
TOTAL LIABILITIES	$ 46,260
TOTAL EQUITY AND LIABILITIES	$ 86,186

See Accompany Notes

FORBES FARMHOUSE DEVELOPMENT, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM NOVEMBER 03,2023 TO DECEMBER 23, 2023

PARTICULARS	DECEMBER 23, 2023
	AMOUNT
Revenue	$ -
Operating Expenses	$ 1,570
Profit / (Loss) before tax	$ (1,570)

See Accompany Notes

FORBES FARMHOUSE DEVELOPMENT, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FROM NOVEMBER 03, 2023 INCEPTION TO DECEMBER 23, 2023

PARTICULARS	DECEMBER 23, 2023 AMOUNT
Balance as at 03 November 2023	
Add: Contribution Made during the period	$ 41,496
Add: Profit / (Loss)	$ (1,570)
	$ 39,926
Less: Distributions during the period	$ -
Balance as at 23rd December 2023	$ 39,926

See Accompany Notes

FORBES FARMHOUSE DEVELOPMENT, LLC

STATEMENT OF CASH FLOWS
AS ON DECEMBER 23, 2023

PARTICULARS	DECEMBER 23, 2023
	AMOUNT
CASH FLOWS FROM OPERATING ACTIVITIES	
Profit/ (Loss) before tax	$ (1,570)
Adjustment for non cash expenses	$ -
Net cash from / (used in) operating activities	$ (1,570)
CASH FLOWS FROM INVESTING ACTIVITIES	
Set up cost	$ (86,186)
Net cash from / (used in) investing activities	$ (86,186)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution's from Members	$ 41,496
Loan from Members	$ 46,260
Net cash from / (used in) financing activities	$ 87,756
Net increase in cash and cash equivalents	$ 0
Cash and cash equivalents at the beginning of the period	$ -
Cash and cash equivalents at the end of the period	$ 0

See Accompany Notes

1 CORPORATE AND GENERAL INFORMATION

1.1 Legal Status and operations

Forbes Farmhouse Development LLC was formed in USA, as a limited liability company incorporated in State of Florida, on November 03, 2023 vide certificate of incorporation No. L23000501092.

1.2
The Company intends to operate as a construction developer. Its registered office is situated at located at 1150 NW 72ND AVE TOWER 1 STE 455# 1370 MIAMI, FL. US 33126.

2 BASIS OF PREPARATION

2.1 Statement of compliance

These Financial Statements have been prepared in accordance with the U.S. generally accepted accounting principles ("GAAP"). Our Fiscal year ends on 31st December.

2.2 Presentation of Currency

These financial statements are presented in USD ($), which is the functional currency of the Company.

2.2 Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 SIGNIFICANT ACCOUNTING POLICIES

3.1 Operating fixed assets

Initial recognition

All items of operating fixed assets are stated at cost comprises acquisition and other directly attributable costs.

Subsequent Measurement
operating fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses except freehold land and capital work in progress, which are stated at cost.

Depreciation

Depreciation on non-current asset is charged to profits on reducing balance method on proportionate basis. The depreciation is calculated at specified rates. Depreciation on all additions / deletions is being charged on a year's basis. Full year's depreciation is charged on normal additions, while no depreciation is charged on items deleted during the year.

Disposal

The gain or loss arising from disposal or retirement of an item of operating fixed assets is determined as the difference between the sales proceeds and the carrying amounts of the asset and is recognized in the statement of profit or loss.

3.2 Capital work in progress

All costs/expenditure connected with specific assets are collected under capital work-in-progress. These are transferred to specific assets as and when these assets are available for use.

3.3 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, balances with banks, highly liquid short-term investments that are convertible to a known amount of cash and are subject to insignificant risk of change in value.

3.4 Provisions

Provisions are recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made to the amount of obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

	December 23, 2023
	USD

4   CAPITAL WORK IN PROGRESS

Payments for building improvements	86,186

5   CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

6   DEBT
None.

7   EQUITY

The Company is a multi-member LLC and operates on Membership Interest.

8   SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 23rd, 2023 to assess no need for potential recognition or disclosure in this report.

	December 23, 2023
	USD

9   Operating Expenses

Preincorporation Expenses	1,570

10   RELATED PARTY TRANSACTIONS

No transactions require disclosure.

11   GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

Exhibit B   Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualties could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from other property
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords
- Changes in economic conditions could reduce demand
- Existing tenants might not renew their leases
- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive
- Portions of the property could remain vacant for extended periods
- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, e.g., "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Kelvin Harris will manage all aspects of the Company and its business. Furthermore, if Kelvin Harris or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market.

Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.
- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow-through" and be reported on the tax returns of the equity owners. It is, therefore, possible that you would be required to report the taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide.

The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Exhibit C   Operating Agreement

OPERATING AGREEMENT

OF

FORBES FARMHOUSE DEVELOPMENT LLC

(A MEMBER-MANAGED FLORIDA LIMITED LIABILITY COMPANY)

THIS OPERATING AGREEMENT ("Agreement") of FORBES FARMHOUSE DEVELOPMENT LLC ("Company") is executed as of this _____ day of _____, 2023 ("Effective Date") by and between the individual(s) and/or business entities who execute this Agreement and are identified as "Members" in this Agreement. The terms and conditions of this Agreement shall govern the Company. The Company's Articles of Organization ("Articles") are hereby incorporated by reference into this Agreement and in the event that a term or condition of the Company's Articles contradict or are in conflict with any term of condition of this Agreement, the terms and conditions of this Agreement shall prevail.

ARTICLE I – DEFINITIONS

1.1 **Definitions.** As used in this Agreement, the following terms have the following meanings:

"Affiliate" means, with reference to any person, any other person controlling, controlled by or under direct or indirect common control with such person.

"Agreement" means this Company Agreement, as amended from time to time.

"Appraisal Rights procedures" means those provisions contained in Sections 605.1006 and 605.1061 to 605.1072 of the Florida Statutes, as may be amended from time to time.

"Articles of Organization" means the initial, amended, and restated articles of organization of the Company.

"Debtor in Bankruptcy" means a person who is the subject of a) an order for relief under Title 11 of the United States Code or a successor statute of general application; or b) a comparable order under federal, state, or foreign law governing insolvency.

"Business Day" means Monday through Friday, excluding any day that a national banking association is not open for normal business transactions.

"Capital Account" means a capital account maintained for a Member as provided by Treasury Regulation 1.704-1(b)(2)(iv) of the Regulations of the Internal Revenue Service.

"Capital Contribution" means the amount of money and the Net Value of property other than money contributed to the Company by a Member.

"Capital Commitment" of a Member represents the aggregate amount of capital that such Member has agreed to contribute to the Company.

"Company" means Forbes Farmhouse Development LLC, a Florida limited liability company.

"Default Interest Rate" means a rate per annum equal to the lesser of (a) six percent (6%) plus the prime rate published in The Wall Street Journal on the day the rate is determined (or the most recent day on which The Wall Street Journal was published if the paper is not published on the day the rate is determined), or, (b) the maximum rate permitted by applicable law.

"FRLLCA" means the Florida Revised Limited Liability Company Act, including any successor statute, as may be amended from time to time.

"Former Member" means any person who had executed this Agreement, as of the date of this Agreement as a Member, or hereafter admitted to the Company as a Member, as provided in this Agreement, but who is no longer a Member of the Company; however, this term does not include a person who ceases to be a Member as a result of bankruptcy, default or expulsion.

"Fundamental Business Transaction" means (a) a merger, (b) a conversion, or (c) a sale, lease, exchange or other disposition (other than by way of a pledge, mortgage, deed of trust or trust indenture) of all or substantially all the Company's property and assets (with or without good will), other than in the usual and regular course of the Company's business.

"General Interest Rate" means a rate per annum equal to the lesser of (a) the prime rate published in The Wall Street Journal on the day the rate is determined (or the most recent day on which The Wall Street Journal was published if the paper is not published on the day the rate is determined), or, (b) the maximum rate permitted by applicable law.

"Internal Revenue Code" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

"Member" means any person executing this Agreement as of the date of this Agreement as a Member or hereafter admitted to the Company as a Member as provided in this Agreement, but does not include any person who has ceased to be a Member of the Company.

"Membership Interest" means the interest of a Member in the Company, including, without limitation, rights to distributions (liquidating or otherwise), allocations, information, and to consent or approve.

"Net Value" means, in connection with a Capital Contribution of property, the value of the asset less any indebtedness to which the asset is subject when contributed.

"Percentage Interest" means the ratio in which the Members shall share profits and losses, as provided in this Agreement. The sum of the Members' Percentage Interests shall be one hundred percent (100%).

"Person" means any business entity, trust, estate, executor, administrator, or individual.

"Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

"Simple Majority" means one or more Members having among them more than fifty percent (50%) of the Percentage Interests of all Members.

"Super Majority" means one or more Members having among them more than sixty-six and sixty-seven hundredths percent (66.67%) of the Percentage Interests of all Members.

"Transfer" means any sale, transfer, encumbrance, gift, donation, assignment, pledge, hypothecation, or other form of transfer of a Membership Interest or any portion of a Membership Interest, whether voluntary or involuntary, whether attempted or completed, and whether during the transferor's lifetime or upon or after the transferor's death, including by operation of law, court order, judicial process, foreclosure, levy or attachment.

"Transferable Interest" means the right, as initially owned by a person in the person's capacity as a Member, to receive distributions from a limited liability company in accordance with this Agreement, whether the person remains a Member or continues to own a part of the right. The term applies to any fraction of the interest, by whomever owned.

"Transferee" means a person to which all or part of a Transferable Interest is transferred, but who has not been admitted to the Company as a Member.

Other terms defined herein have the meaning so given them.

ARTICLE II – <u>ORGANIZATION</u>

2.1 **Formation.** The Company has been organized as a Florida Limited Liability Company by filing Articles of Organization with the Secretary of State of Florida on November 3, 2023 and assigned document number L23000501092. The Articles of Organization may be amended or restated from time to time.

2.2 **Name**. The name of the Company is "Forbes Farmhouse Development LLC" and all Company business must be conducted in that name or such other names that comply with applicable law as the Members may select from time to time.

2.3 **Registered Office and Registered Agent**. The registered office of the Company required by the FRLLCA to be maintained in the State of Florida shall be the office of the initial registered agent named in the Articles of Organization or such other office (which need not be a place of business of the Company) as the Members may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Florida shall be the initial registered agent named in the Articles of Organization or such other person or persons as the Members may designate from time to time in the manner provided by law. The initial registered agent named in the Articles of Organization is the following business entity:


Republic Registered Agent LLC

1150 NW 72nd Ave

Tower I Ste. 455

Miami, Florida 33126


2.4 **Principal Office and Other Offices**. The principal office of the Company in the United States shall be at such place as the Members may designate from time to time, which need not be in the State of Florida. The Company may have such other offices as the Members may designate from time to time. The initial principal office is located at the following address:


Forbes Farmhouse Development LLC

1150 NW 72nd Ave

Tower I Ste. 455

Miami, Florida 33126


2.5 **Purpose**. The primary purpose of the Company shall be to directly or indirectly, acquire, develop, renovate, manage, lease, own, finance, refinance, maintain and operate real property designated the name, the "Forbes Farmhouse", with parcel ID No. 15-02-615-000 1 in Leon County, Florida ("Project") or any and all other purpose(s) allowable by law.

2.6 **Powers**. The Company shall have all powers necessary, suitable or convenient for the accomplishment of the purposes of the Company, including without limitation (a) to make and perform all contracts; (b) to borrow or lend money and secure payment thereof; (c) to engage in all activities and transactions; and (d) to have all powers available to a limited liability company under (i) the FRLLCA, (ii) any other laws in the State of Florida, and (iii) the laws of any other jurisdiction where the Company conducts business.

2.7 **Term**. The Company will commence on first proper filing of Articles of Organization for the Company with the Secretary of the State of Florida, and will continue until the Company terminates under the terms of this Agreement.

2.8 **Membership Interest**. The Member has one hundred percent (100%) membership interests ("Membership Interests") in the Company. The Membership Interests include all of the rights of the Member, such as the right to share in profits, losses, and distributions, and the right to participate in the management in the Company.

2.9 **Mergers and Exchanges**. The Company may be a party to a merger, an exchange, or other acquisition under the FRLLCA, subject to the requirements and terms and conditions of this Agreement.


ARTICLE III - <u>MEMBERS</u>


3.1 **Initial Members, Capital Commitments, and Percentage Interests.** The individuals listed on <u>Exhibit A</u> are hereby admitted to the Company as a Member, effective contemporaneously with the Effective Date of formation of the Company. Set forth opposite the name of each Member listed on <u>Exhibit A</u> is such Member's Capital Commitment and its Percentage Interest. Exhibit A may be amended from time to time to reflect changes in or additions to the membership of the Company. Any such amended <u>Exhibit A</u> shall (a) supersede all prior <u>Exhibit A</u>'s, (b) become part of this Agreement, and (c) be kept on file at the principal office of the Company. Each Member represents that the Member is acquiring an interest in the Company for the account of such Member and not with a view to distribution thereof within the meaning of the Securities Act of 1933, as amended, or any state securities laws. The Member will not transfer such interest in contravention of that act or any applicable state or federal securities laws.

3.2 **Additional Members.** Additional persons may be admitted to the Company as Additional Members on such terms and conditions as shall be determined by unanimous consent of the Members. The terms of admission or issuance must specify the Percentage Interests and the Capital Commitments applicable thereto. The terms of admission or issuance may also provide for the creation of different classes or groups of Members and having different rights, powers, and duties. The Members shall reflect the creation of any new class or group in an amendment to this Agreement indicating the different rights, powers, and duties, and such an amendment need be executed only by the Members.

3.3 **Member Rights Specified in Agreement.** Except as otherwise specifically provided in this Agreement, no Member shall have the right (a) to sell, transfer or assign its interest in the Company; (b) to require partition of the property of the Company; or (c) to compel the sale of Company assets.

3.4 **No Authority.** Except as otherwise specifically provided in this Agreement, no Member (other than a Managing Member(s)) have the authority or power to (a) transact business in the name of or on behalf of the Company, (b) bind or obligate the Company, or (c) incur any expenditures on behalf of the Company.

3.5 **Liability to Third Parties.** No Member shall be liable for the debts, obligations or liabilities of the Company, including under a judgment decree or order of a court.

3.6 **Withdrawal**. A Member may dissociate as a Member of the Company at any time by withdrawing as a Member by express will. The Member shall be dissociated upon the Company receiving notice of the person's express will to withdraw as a Member, or a date later than that of the notice, if specified by the Member. Any dissociation shall be deemed "wrongful" under the FRLLCA, and the Member shall be liable to the limited liability company and to the other Members for damages caused by the dissociation.

3.7 **Members as Employees of Company**. If necessary, some Members may from time to time also be employed by the Company and as such shall receive a reasonable compensation through yearly salary payments. Such salaries shall be in addition to any distribution payments for which Members may be entitled.

ARTICLE IV - <u>CAPITAL CONTRIBUTIONS</u>

4.1 **Initial Contributions**. Contemporaneously with the execution of this Agreement, each Member shall make the initial Capital Contribution described for that Member in <u>Exhibit A</u>.

4.2 **No Further Contributions.** No Member shall be required to make any Capital Contributions other than those specifically described by this Agreement, unless agreed to in writing by the contributing Member or required by the FRLLCA.

4.3 **Return of Contributions.** No Member is entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member.

4.4 **Loans by Members.** If the Company does not have sufficient cash to pay its obligations, any Member that may agree to do so with the Members' consent may advance all or part of the needed funds to or on behalf of the Company. An advance described in this paragraph constitutes a loan from the Member to the Company, bears interest at the General Interest Rate from the date of the advance until the date of payment, and is not a Capital Contribution.

4.5 **Capital Accounts.** A Capital Account shall be established and maintained for each Member. The Capital Account of each Member:

(a) shall consist of (i) the amount of money contributed by that Member to the Company, and (ii) the fair market value of property contributed by that Member to the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to under Section 752 of the Internal Revenue Code);

(b) shall be increased by allocations to that Member of Company income and gain (or items thereof), including income and gain exempt from tax and income and gain described in Treasury Regulation § 1.704-1(b)(2)(iv)(g), but excluding income and gain described in Treasury Regulation § 1.704-1(b)(4)(i); and

(c) shall be decreased by (i) the amount of money distributed to that Member by the Company, (ii) the fair market value of property distributed to that Member by the Company (net of liabilities secured by the distributed property that the Member is considered to assume or take subject to under section 752 of the Internal Revenue Code), (iii) allocations to that Member of expenditures of the Company described in Section 705(a)(2)(B) of the Internal Revenue Code, and (iv) allocations of Company loss and deduction (or items thereof), including loss and deduction described in Treasury Regulation § 1.704-1(b)(2)(iv)(g), but excluding items described in clause (c)(iii) above and loss or deduction described in Treasury Regulation § 1.704-1(b)(4)(i) or § 1.704-1(b)(4)(iii).

(d) The Capital Account of each Member also shall be maintained and adjusted as permitted by the provisions of Treasury Regulation § 1.704-1(b)(2)(iv)(f) and as required by the other provisions of Treasury Regulation § 1.704-1(b)(2)(iv) and 1.704-1(b)(4), including adjustments to reflect the allocations to the Members of depreciation, depletion, amortization, and gain or loss as computed for tax purposes, as required by Treasury Regulation § 1.704-1(b)(2)(iv)(g). A Member that has more than one Membership Interest shall have a single Capital Account that reflects all its Membership Interests, regardless of the class of Membership Interests owned by that Member and regardless of the time or manner in which those Membership Interests were acquired. On the transfer of all or part of a Membership Interest, the Capital Account of the transferor that is attributable to the transferred Membership Interest or part thereof shall carry over to the transferee Member in accordance with the provisions of Treasury Regulation § 1.704-1(b)(2)(iv)(l).

ARTICLE V - <u>ALLOCATIONS AND DISTRIBUTIONS</u>

5.1 **Allocations.** (a) Except as may be required by Section 704(c) of the Internal Revenue Code and Treasury Regulation § 1.704-1(b)(2)(iv)(f)(4), all items of income, gain, loss, deduction and credit of the Company shall be allocated among the Members in accordance with their Percentage Interests.

(b) All items of income, gain, loss, deduction, and credit allocable to any Membership Interest that may have been transferred shall be allocated between the transferor and the transferee based on the portion of the calendar year during which each was recognized as owning that Membership Interest, without regard to the results of Company operations during any particular portion of that calendar year and without regard to whether cash distributions were made to the transferor or the transferee during that calendar year; provided, however, that this allocation must be made in accordance with a method permissible under Section 706 of the Internal Revenue Code and the regulations thereunder.

(c) In the event any Member unexpectedly receives any adjustments, allocations or distributions described in § 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Treasury Regulations, items of the Company's income and gain shall be specially allocated as a qualified income offset to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this paragraph shall be made only if and to the extent that such Member has an Adjusted Capital Account Deficit after all other allocations provided for in this Article have been tentatively made as if this paragraph were not in this Agreement.

5.2 **Distributions.** (a) From time to time as decided by the Members, the Members shall determine in their reasonable judgment to what extent (if any) the Company's cash on hand exceeds its current and anticipated needs, including, without limitation, for operating expenses, debt service, acquisitions, and a reasonable contingency reserve. If such an excess exists, the Members shall cause the Company to distribute to the Members and any Transferees, in accordance with their Percentage Interests, an amount in cash equal to that excess.

(b) From time to time the Members also may cause property of the Company other than cash to be distributed to the Members and any Transferees, which distribution must be made in accordance with their Percentage Interests and may be made subject to existing liabilities and obligations. Immediately prior to such a distribution, the Capital Accounts of the Members shall be adjusted as provided in Treasury Regulation § 1.704-1(b)(2)(iv)(f).

ARTICLE VI - <u>MANAGEMENT</u>

6.1 **Management by Members.** The management of the Company is fully reserved to its Members in proportion to the Members' respective Percentage Interests; these Managing Members shall have the sole and exclusive control of the management, business and affairs of the Company, and the Members shall make all decisions and take all actions for the Company not otherwise provided for in this Agreement, including, without limitation, the following:

(a) entering into, making, and performing contracts, agreements, and other undertakings binding the Company that may be necessary, appropriate, or advisable in furtherance of the purposes of the Company and making all decisions and waivers thereunder;

(b) (i) opening and maintaining bank and investment accounts and arrangements, drawing checks and other orders for the payment of money, and designating individuals with authority to sign or give instructions with respect to those accounts and arrangements (two signatures of managing members are required for the execution of checks or other others for payments over the value of USD $5,000.00);

(ii) notwithstanding the foregoing, all managing members agree that no managing member is allowed to withdraw funds exceeding USD $5,000.00 without first consulting with all other managing members and acquiring unanimous written approval prior to withdrawing said funds.

(c) maintaining the assets of the Company in good order;

(d) collecting sums due the Company;

(e) to the extent that funds of the Company are available therefor, paying debts and obligations of the Company;

(f) acquiring, utilizing for Company purposes, and disposing of any asset of the Company;

(g) borrowing money or otherwise committing the credit of the Company for Company activities and voluntary prepayments or extensions of debt (unanimous consent of managing members is required for borrowing of money over the value of USD$10,000.00);

(h) selecting, removing, and changing the authority and responsibility of lawyers, accountants, and other advisers and consultants;

(i) obtaining insurance for the Company;

(j) determining distributions of Company cash and other property;

(k) designating one or more committees, each of which shall be comprised of one or more Members, to exercise any authority of the Members in the management, business and affairs of the Company.

6.2. **Removal of Managers**. Managers who are *not* managing members shall be removed by a simple majority vote of the members of the Company as voted upon during a regular meeting of the members or at a special meeting duly called in accordance with this Agreement. Managers may be removed for any reason not contrary to law, including but not limited to, not working efficiently for the benefit of the Company.

6.3 **Restrictions.** Notwithstanding the provisions provided in this Agreement, the Members may not cause the Company to do any of the following without complying with the applicable requirements set forth below:

(a) enter into a Fundamental Business Transaction, without complying with the Appraisal Rights procedures set forth in the FRLLCA (a sale, lease, exchange or other disposal of all or substantially all the Company's property and assets, other than in the usual and regular course of the Company's business, shall be considered an "appraisal event" for the purposes of the Appraisal Rights procedures set forth in the FRLLCA);

(b) do any act in violation of this Agreement;

(c) admit a Member, except as expressly permitted by this Agreement;

(d) possess Company property or assign rights in Company property, other than for a Company purpose; or

(e) amend this Agreement, except as expressly permitted by this Agreement.

6.3 **Conflicts of Interest**. Subject to the other express provisions of this Agreement, each Member and manager of the Company may, with the written expressed consent of the Members, at any time and from time to time engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ones in competition with the Company. Member(s) and manager(s) shall have no obligation to offer to the Company or any other Member or manager the right to participate therein. The Company may transact business with any Member, manager or Affiliate, provided the contract or transaction is fair to the Company as of the time it is authorized or ratified by Members.

6.4 **Deadlock.** If the Members are equally divided (based on their respective Interests) over a material matter affecting the operations of the Company (a "*Deadlock*"), one or more Members may notify the other Member or Members of the existence of a Deadlock. The Members shall immediately and continuously endeavor in good faith to resolve the Deadlock by amicable resolution for a period of thirty (30) calendar days. If the Members thereafter have failed to resolve the Deadlock, the Deadlock is deemed a Dispute, which cannot be resolved by negotiation. The Members shall then attempt to resolve the Dispute by Mediation, if the Dispute is still not resolved, then by binding Arbitration. If Arbitration still does not resolve the Dispute, a Member may tender an offer to buy the Interest of another Member or all of the assets of the Company. The Arbitrator has the power and authority to resolve the Deadlock and may do so by compelling the sale of one or more Interests (either to a tendering Member or a third party) or the dissolution and liquidation of the Company, by such means and at such prices as the Arbitrator determines to be in the best interests of the Company and its Members. The Arbitrator may compel production of documents, order reports, or retain experts to assist him or her in the Arbitration, and the costs are allocated among the

Members as the Arbitrator determines. The provisions of this Section do not limit the remedies that the Arbitrator may otherwise award.

ARTICLE VII - <u>MEETING OF MEMBERS</u>

7.1 **Meetings.** (a) A quorum shall be present at a meeting of Members if the holders of a Super Majority are represented at the meeting in person or by proxy. With respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the Percentage Interests of all Members entitled to vote is required by the FRLLCA or this Agreement, the affirmative vote of a Simple Majority at a meeting of Members at which a quorum is present shall be the act of the Members.

(b) The simple majority consent of the Members shall be required for the Company to enter into a Fundamental Business Transaction.

(c) All meetings of the Members shall be held at the principal place of business of the Company or at such other place within or outside the State of Florida as shall be specified or fixed in the notices or waivers of notice thereof; provided that any or all Members may participate in any such meetings by means of conference telephone or similar communications equipment pursuant to this section of the Agreement.

(d) Notwithstanding the other provisions of the Articles of Organization or this Agreement, the chairman of the meeting or the holders of a Super Majority shall have the power to adjourn such meeting from time to time, without any notice other than announcement at the meeting of the time and place of the holding of the adjourned meeting. If such meeting is adjourned by the Members, such time and place shall be determined by a vote of the holders of a Super Majority. Upon the resumption of such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally called.

(e) An annual meeting of the Members for the transaction of other business as may properly come before the meeting, shall be held at such place, within or outside the State of Florida, on such date and at such time as the Members shall fix and set forth in the notice of the meeting, which date shall be within thirteen months subsequent to the date of organization of the Company or the last annual meeting of Members, whichever most recently occurred.

(f) Special meetings of the Members for any proper purpose or purposes may be called at any time by the holders of at least ten (10) percent of the Percentage Interests of all Members. If not otherwise stated in or fixed in accordance with the remaining provisions hereof, the record date for determining Members entitled to call a special meeting is the date any Member first signs the notice of that meeting. Only business within the purpose or purposes described in the notice (or waiver thereof) required by this Agreement may be conducted at a special meeting of the Members.

(g) Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) calendar days before the date of the meeting, either personally or by mail (electronic or traditional), by or at the direction of the person calling the meeting, to each Member entitled to vote at such meeting. If mailed, any such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Member at his address with postage thereon prepaid.

(h) The date on which notice of a meeting of Members is mailed or the date on which the resolution of the Members declaring a distribution is adopted, as the case may be, shall be the record date for the determination of the Members entitled to notice of or to vote at such meeting, including any adjournment thereof, or the Members entitled to receive such distribution.

7.2 **Voting List**. The Members shall make, at least ten (10) calendar days before each meeting of Members, a complete list of the Members entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the Percentage Interests held by each. For a period of ten (10) calendar days prior to such meeting, such list shall be kept on file at the registered office or principal place of business of the Company and shall be subject to inspection by any Member at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any Member during the whole time of the meeting. The original membership records shall be prima-facie evidence as to who are the Members entitled to examine such list or transfer records or to vote at any meeting of Members. Failure to comply with the requirements of this paragraph shall not affect the validity of any action taken at the meeting.

7.3 **Proxies**. A Member may vote either in person or by proxy executed in writing by the member. A photocopy or similar transmission by the Member, or photocopy or similar reproduction of a writing executed by the Member shall be treated as an execution in writing for purposes of this paragraph. Proxies for use at any meeting of Members or in connection with the taking of any action by written consent shall be filed with the Members, before or at the time of the meeting or execution of the written consent, as the case may be. All proxies shall be received and taken charge of and all ballots shall be received and canvassed by the Members, who shall decide all questions touching upon the qualification of voters, the validity of the proxies, and the acceptance or rejection of votes, unless an inspector or inspectors shall have been appointed by the chairman of the meeting, in which event such inspector or inspectors shall decide all such questions. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. Should a proxy designate two or more persons to act as proxies, unless that instrument shall provide to the contrary, a majority of such persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the Percentage Interests that are the subject of such proxy are to be voted with respect to such issue.

7.4 **Conduct of Meetings.** All meetings of the Members shall be presided over by the chairman of the meeting, who shall be designated by a Simple Majority of the Members. The chairman of any meeting of Members shall determine the order of business and the procedure at the meeting, including the regulation of the manner of voting and the conduct of discussion.

7.5 **Action by Unanimous Written Consent Without Meeting**. (a) Any action required or permitted to be taken at any annual or special meeting of Members may be taken without a meeting, without prior notice, and without a vote, by super majority written consent of the Members or committee members, as the case may be, setting forth the action so taken. Every written consent shall bear the date of signature of each Member who signs the consent. No written consent shall be effective to take the action that is the subject to the consent unless, within sixty (60) calendar days after the date of the earliest dated consent delivered to the Company in the manner required by this paragraph, the signed consent or consents are delivered to the Company by delivery to its registered office, its principal place of business, or the Members. Delivery shall be by hand or certified or registered mail, return receipt requested. Delivery to the Company's principal place of business shall be addressed to the Members. A photocopy or similar transmission by a Member, or photocopy or similar reproduction of a writing signed by a Member, shall be regarded as signed by the Member for purposes of this paragraph. The signed consent or a signed copy of the consent shall be kept on file at the principal office of the Company.

(b) The record date for determining Members entitled to consent to action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its registered office, its principal place of business, or the Members. Delivery shall be by hand or by certified or registered mail, return receipt requested. Delivery to the Company's principal place of business shall be addressed to the Members.

(c) If any action by Members is taken by written consent, any articles or documents filed with the Secretary of State of Florida as a result of the taking of the action shall state, in lieu of any statement required by the FRLLCA concerning any vote of Members, that written consent has been given in accordance with the provisions of the FRLLCA and that any written notice required by the FRLLCA has been given.

7.6 **Action by Telephone Conference or Other Remote Communications Technology**. Members may participate in and hold a meeting by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other. Or, another suitable electronic communications system may be used including video-conferencing technology or the Internet, but only if each member entitled to participate in the meeting consents to the meeting being held by means of that system and the system provides access to the meeting in a manner or using a method by which each member participating in the meeting can communicate concurrently with each other participant. Participation in such meeting shall constitute attendance and presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

7.7 Classes of Members; Voting. At an annual or special meeting called for that purpose, the Members may from time to time establish classes or groups of Members. One or more of the Members' groups or classes may have certain expressed relative rights, powers, and duties, including voting rights, to be established at the time when the classes or groups are created, with seniority granted to one or more class or group as designated by the Members.

ARTICLE VIII – <u>MANAGERS; OFFICERS</u>

8.1 Qualification. The Members may, from time to time, designate one or more persons to be Managers or Officers of the Company. No manager or officer need be a resident of the State of Florida or a Member. Any managers or officers so designated shall have such authority and perform such duties as the Members may, from time to time, delegate to them. The Members may assign titles to particular managers or officers. Unless the Members decide otherwise, if the title is one commonly used for manager or officers of a business corporation, the assignment of such title shall constitute the delegation to such manager or officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer by the Members pursuant to this paragraph. Each manager or officer shall hold office until his successor shall be duly designated and qualify for such office, until his death, or until he shall resign or shall have been removed in the manner hereinafter provided. Any vacancy occurring in any office of the Company may be filled by the Members. Any number of offices may be held by one person.

8.2 Compensation. The salaries or other compensation, if any, of the managers, officers and agents of the Company shall be fixed from time to time by the Members. However, election or appointment of a manager, officer or agent shall not of itself, nor shall anything in this Agreement, create contract rights.

8.3 Resignation. Any manager or officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Members. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

8.4 Removal. Any manager or officer may be removed as such, either with or without cause, by the Members whenever in their judgment the best interests of the Company will be served thereby; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the person so removed.

ARTICLE IX - <u>CONFIDENTIAL INFORMATION</u>

9.1 Confidential Information. The Members acknowledge that, from time to time, they may receive information from or regarding the Company in the nature of trade secrets or that otherwise is confidential, the release of which may be damaging to the Company or persons with which it does business. Each Member shall hold in strict confidence any information it receives regarding the Company that is identified as being confidential (and if that information is provided in writing, that is so marked) and may not disclose it to any person other than another Member, except for disclosures (i) compelled by law (but the Member must notify the Members promptly of any request for that information, before disclosing it if practicable), (ii) to advisers or representatives of the Member or persons to which that Member's Membership Interest may be transferred as permitted by this Agreement, but only if the recipients have agreed to be bound by the provisions of this paragraph, or (iii) of information that Member also has received from a source independent of the Company that the Member reasonably believes obtained that information without breach of any obligation of confidentiality.

9.2 **Specific Performance**. The Members acknowledge that breach of the confidential provisions of this Agreement may cause irreparable injury to the Company for which monetary damages are inadequate, difficult to compute, or both. Accordingly, the Members agree that the provisions of this Agreement may be enforced by specific performance.

ARTICLE X - <u>INDEMNIFICATION</u>

10.1 **Right to Indemnification.** Subject to the limitations and conditions as provided in this Article, each person who was or is made a party or is threatened to be made a party to or is involved in any Proceeding, or any appeal in such a Proceeding, or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a Member of the Company or while a Member of the Company is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise shall be indemnified by the Company to the fullest extent permitted by the FRLLCA, as the same exist or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorney's fees) actually incurred by such person in connection with such Proceeding, and indemnification under this Article shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. The rights granted pursuant to this Article shall be deemed contract rights, and no amendments, modification or repeal of this Article shall have the effect of limiting or denying any such rights with respect to actions taken or proceeding arising prior to any such amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article could involve indemnification for negligence or under theories of strict liability.

10.2 **Advance Payment.** The right to indemnification conferred in this Article shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a person of the type entitled to be indemnified who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a Proceeding, shall be made only upon delivery to the Company of a written affirmation by such person of his or her good faith belief that he has met the standard of conduct necessary for indemnification under this Article and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article or otherwise.

10.3 **Indemnification of Officers, Employees and Agents.** The Company, by adoption of a resolution of the Members, may indemnify and advance expenses to an officer, employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to Members under this Article; and, the Company may indemnify and advance expenses to persons who are not or were not officers, employees, or agents of the Company but who are or were serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person to the same extent that it may indemnify and advance expenses to Members under this Article.

10.4 **Appearance as a Witness.** Notwithstanding any other provision of this Article, the Company may pay or reimburse expenses incurred by a Member in connection with his appearance as a witness or other participation in a Proceeding at a time when he is not a named defendant or respondent in the Proceeding.

10.5 **Non-exclusivity of Rights.** The right to indemnification and the advancement and payment of expenses conferred in this Article shall not be exclusive of any other right which a Member or other person indemnified in this Agreement may have or hereafter acquire under any law (common or statutory), provision of the Articles of Organization or this Agreement, agreement, vote of disinterested Members or otherwise.

10.6 **Insurance.** The Company may purchase and maintain insurance, at its expense, to protect itself and any person who is a Member or was serving as a officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Article.

10.7 **Member Notification.** To the extent required by law, any indemnification of or advance of expenses to a Member in accordance with this Article shall be reported in writing to the Members with or before the notice or waiver of notice of the next Members' meeting or with or before the next submission to Members of a consent to action without a meeting and, in any case, within the twelve-month period immediately following the date of the indemnification or advance.

10.8 **Savings Clause.** If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Member or any other person indemnified pursuant to this Article as to costs, charges, and expenses (including attorney's fees), judgments, fines and amounts paid in settlement with respect to any action, suit or Proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE XI - <u>TAXES</u>

11.1 **Tax Returns.** The Members shall cause to be prepared and filed all necessary federal and state income tax returns for the Company. Each Member shall furnish to the Members all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

11.2 **Tax Elections.** The Company shall make the following elections on the appropriate tax returns:

(a) to adopt the calendar year as the Company's fiscal year;

(b) to adopt the cash method of accounting for keeping the Company's books and records;

(c) if a distribution of Company property as described in Section 734 of the Internal Revenue Code occurs or if a transfer of a Membership Interest as described in Section 743 of the Internal Revenue Code occurs, on written request of any Member, to elect, pursuant to Section 754 of the Internal Revenue Code, to adjust the basis of Company properties;

(d) to elect to amortize the organizational expenses of the Company and the startup expenditures of the Company under Section 195 of the Internal Revenue Code ratably over a period of sixty (60) months as permitted by Section 709(b) of the Internal Revenue Code; and

(e) any other election the Members may deem appropriate and in the best interest of the Members.

Neither the Company nor any Member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 subtitle A of the Internal Revenue Code or any similar provisions of applicable state law, and no provision of this Agreement shall be construed to sanction or approve such an election.

11.3 **"Tax Matters Partner."** A Simple Majority of the Members shall designate one Member to be the "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Internal Revenue Code. Any Member who is designated "tax matters partner" shall take such action as may be necessary to cause each other Member to become a "notice partner" within the meaning of Section 6223 of the Internal Revenue Code. Any Member who is designated "tax matters partner" shall inform each other Member of all significant matters that may come to its attention in its capacity as "tax matters partner" by giving notice thereof on or before the fifth Business Day after becoming aware thereof and, within that time, shall forward to each other Member copies of all significant written communications it may receive in that capacity. Any Member who is designated "tax matters partner" may not take action contemplated by Section 6222 through 6232 of the Internal Revenue Code without the consent of a Simple Majority.

ARTICLE XII - <u>BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS</u>

12.1 Maintenance of Books. The Company shall keep books and records of accounts and shall keep minutes of the proceedings of its Members and each committee of the Members. The books of account for the Company shall be maintained on a cash basis in accordance with the terms of this Agreement, except that the Capital Accounts of the Members shall be maintained in accordance with Article IV of this Agreement. The calendar year shall be the accounting year of the Company.

12.2 Accounts. The Members shall establish and maintain one or more separate bank and investment accounts and arrangements for Company funds in the Company name with financial institutions and firms that the Members determine. The Members may not commingle the Company's funds with the funds of any Member; however, Company funds may be invested in a manner the same as or similar to the Members' investment of their own funds or investments by their Affiliates.

ARTICLE XIII - <u>TRANSFERS</u>

13.1 Limited Right to Transfer. No Member or Transferee shall make any Transfer of all or any part of its Membership Interest, whether now owned or hereafter acquired, except (a) with the unanimous consent of the Members; or (b) as provided in this Operating Agreement. Any attempted Transfer by a person of an interest or right, or any part thereof, in or in respect of the Company other than as specifically provided by this Agreement shall be, and is hereby declared, null and void *ab initio*.

13.2 Rights of a Transferee. Unless and until a Transferee becomes a Substituted Member of the Company as provided in this Agreement, the Transferee shall be entitled only to receive distributions to which the transferor is entitled to the extent these items were transferred. The Membership Interest of the Transferee shall not be considered in the voting requirements of the Company, and the Transferee shall have no right to participate in the operations or management of the Company. The Transferee shall not have access to records or other information concerning the company's activities and affairs, except in the case of dissolution and winding up of the Company, in which case the Transferee is entitled to an account of the Company's transactions only from the date of dissolution.

13.3 Admission as Substituted Member. A Transferee has the right to be admitted to the Company as a Substituted Member with the Percentage Interest and the Capital Commitment so transferred to such person, in the event that:

(a) the Member making such Transfer grants the Transferee the right to be so admitted;

(b) such Transfer is consented to in accordance with this Agreement; and

(c) a written, signed and dated instrument evidencing the Transfer has been filed with the Company in form and substance reasonably satisfactory to the Members, and said instrument contains (i) the agreement by the Transferee to be bound by all of the terms and provisions of this Agreement, (ii) any necessary or advisable representations and warranties, including that the Transfer was made in accordance with all applicable laws, regulations, and securities laws, (iii) the Percentage Interests and the Capital Commitments after the Transfer of the Member effecting the Transfer and the person to which the Membership Interest of part thereof is transferred (which together must total the Percentage Interest and the Capital Commitment of the Member effecting the Transfer before the Transfer) and (iv) the name, address and any other pertinent information necessary for amended Exhibit A and to make distributions.

13.4 **Transfer to Existing Member**. In the event of a Transfer to an existing Member, the existing Member shall be automatically deemed to be a Substituted Member.

13.5 **Third Party Offer**. In the event a Member desires to sell all or any portion of its Membership Interest to another person (other than an existing Member), the selling Member shall first offer to sell the Membership Interest to the other existing Members. Upon the receipt of an offer from a Third Party to purchase such Membership Interest, the selling Member shall promptly deliver a copy of the Third Party offer to all other Members. Each Member will have fifteen (15) calendar days from the date of receipt of the Third Party offer to notify the selling Member in writing that the other Member intends to purchase the Membership Interest upon the terms and conditions of the Third-Party offer. If more than one other Member desires to purchase the Membership Interest, each of the purchasing Members shall purchase a portion of the Membership Interest that is proportional to that Member's Percentage Interest. If none of the other Members give notification within fifteen (15) calendar days of an intention to purchase the Membership Interest, then the selling Member shall be permitted to sell the Membership Interest to the Third Party upon the terms and conditions of the Third-Party offer.

13.6 **Reasonable Expenses**. The Member effecting a Transfer and the Substituted Member shall pay, or reimburse the Company for, all costs incurred by the Company in connection with the admission of the Substituted Member on or before the tenth (10th) day after the receipt by that person of the Company's invoice for the amount due. If payment is not made by the date due, the person owing the amount shall pay interest on the unpaid amount from the date due until paid at a rate per annum equal to the Default Interest Rate.


ARTICLE XIV - <u>BUYOUT OF MEMBERSHIP INTEREST</u>


14.1 **Termination of Marital Relationship**. (a) If the marital relationship of a Member is terminated by death or divorce and such Member does not succeed to all of such Member's spouse's marital or nonmarital interest, if any, in the Membership Interest (such spouse is referred to hereafter in this Article as the "Transferee Spouse"), either as outright owner of such Membership Interest or as a trustee of a trust holding such Membership Interest, whether or not such Member is a beneficiary of such trust, then such Member shall have the option to purchase at Fair Value (determined as of the date of the death or divorce of the Member) the Transferee Spouse's interest in the Membership Interest to which such Member does not succeed. Such option must be exercised within ninety (90) calendar days after the death of or the Member's divorce from the Transferee Spouse. Should the Member fail to exercise such option within such 90-day period, then the Company shall have the option to purchase such Membership Interest at Fair Value for a period of ninety (90) calendar days after the lapse of the initial 90-day period.

(b) Any Membership Interest of the Company held by a Member as a trustee of a trust as a result of the death of or the Member's divorce from the Transferee Spouse shall be treated as owned by such Member for purposes of this agreement. If such Member ceases to act as trustee of such trust for any reason, then such Member shall have the option to purchase all of the Membership Interest at Fair Value held in such trust. Such option must be exercised within ninety (90) calendar days after such Member ceases to act as trustee of such trust. Should such Member fail to exercise such option within such 90-day period, then the Company shall have the option to purchase such Membership Interest for a period of ninety (90) calendar days after the lapse of the initial 90-day period.

14.2 **Death of Member**. Commencing upon the death of a Member, the surviving Members shall for a period of ninety (90) calendar days have the option to purchase all or any portion of the deceased Member's Membership Interest at Fair Value (determined as of the date of the death of the Member); provided, however, the exercise of said option shall require the approval of the unanimous consent of the surviving Members. Upon the expiration of ninety (90) calendar days after the death of a Member, the Company shall be obligated to purchase all, and not less than all, of the deceased Member's Membership Interest at Fair Value which the surviving Members do not elect to purchase pursuant to the option granted in the preceding sentence. The representative of the deceased Member (which may include spouse and executors or administrators of the deceased Member) shall sell all of the deceased Member's Membership Interest to the Company and/or the other Members in accordance with the option or obligation established by this paragraph.

14.3 **Bankruptcy of Member.** If any Member becomes a Debtor in Bankruptcy and the Company is member-managed, the Company shall have the option, exercisable by notice from the Members to the Debtor in Bankruptcy (or its representative) at any time prior to the one hundred eightieth (180th) day after receipt of notice of the occurrence of the event causing it to become a Debtor in Bankruptcy, to purchase all or any portion of the Debtor in Bankruptcy's Membership Interest at Fair Value (determined as of the date that notice of the exercise of such option is given by the Members); provided, however, the exercise of said option shall require the approval of the unanimous consent of the other Members. In the event that notice of the exercise of such option is given by the Members to the Debtor in Bankruptcy (or its representative), the Debtor in Bankruptcy shall sell its interest to the Company as provided by this Article.

14.4 **Insufficient Surplus**. If the Company shall not have sufficient surplus to permit it lawfully to purchase the Membership Interest at the time of the closing, the other Members may take such action to vote their respective Membership Interests to reduce the capital of the Company or to take such other steps as may be appropriate or necessary in order to enable the Company lawfully to purchase such Membership Interest.

14.5 **Option by Other Members**. If the Company fails or declines to exercise an option to purchase a Membership Interest of a Member as provided by this Agreement within the period of time specified for such option, then the other Members shall have the option for a period of ninety (90) calendar days thereafter to purchase such Membership Interest in such proportions as they mutually agree or in proportion to their respective Percentage Interests for the same price and upon the same terms available to the Company.

14.6 **Exercise of Option**. Any option to purchase a Membership Interest as provided by this Agreement shall be deemed exercised at the time the purchasing party delivers to the selling party written notice of intent to exercise such option along with an initial payment in the form of a certified or cashier's check in the amount of ten percent (10%) of the estimated purchase price anticipated by the purchaser, in person or by United States registered mail, properly stamped and addressed to the last known address of the selling party.

14.7 **Determination of Fair Value**. The "Fair Value" of a Membership Interest shall be the amount that would be distributable to the Member holding such interest in the event that the assets of the Company were sold for cash and the proceeds, net of liabilities, were distributed to the holders of all Membership Interests pursuant to this Agreement. In the event that the Fair Value of a Membership Interest is to be determined under this Agreement, the Members shall select a qualified independent appraiser to make such determination, and the Members shall make the books and records available to the appraiser for such purpose. The determination of Fair Value made by such appraiser shall be final, conclusive, and binding on the Company, all Members, and all Transferees of a Membership Interest.

14.8 **Fees and Expenses of Appraiser**. In the case of a purchase and sale of Membership Interest (in the event of death or divorce of a Member), the fees and expenses of such appraiser shall be paid by the Company. In the case of a purchase and sale of Membership Interest (in the event of the bankruptcy or default of a Member), the fees and expenses of such appraiser shall be paid by the Debtor in Bankruptcy or Defaulting Member, by deducting at closing such fees and expenses from the purchase price to be paid to such Debtor in Bankruptcy or Defaulting Member, and remitting the same to the Company. Otherwise, the fees and expenses of such appraiser shall be shared equally by the purchaser and seller.

14.9 **Right to Withdraw Option**. In the event that a Member has exercised an election to purchase a Membership Interest under this Agreement and Fair Value has been determined, such Member may elect to terminate its right to purchase within fifteen (15) calendar days following its receipt of the determination of Fair Value, by delivery of written notice to the Company and to the Transferee. In such an event, the initial payment shall be returned to the Member withdrawing the option, and the other Members may elect to purchase the Membership Interest (or portion thereof) in such proportions as they mutually agree or in proportion to their respective Percentage Interests.

14.10 **Terms of Purchase**. (a) The closing date for any sale and purchase made pursuant to this Article shall be the later of (i) thirty (30) calendar days after the notice of the exercise of option has been received by the selling party, or (ii) thirty (30) calendar days after the parties have received notice of the Fair Value of the Membership Interest.

(b) Payment of the purchase price for a Membership Interest may be made by the Company and/or the other Members as follows: (i) a down payment equal to ten percent (10%) of the Fair Value to be made at closing, and (ii) the balance of the purchase price, bearing interest at the General Interest Rate determined on the date of closing, to be paid in twenty-four (24) equal monthly installments, with the first payment due thirty (30) calendar days after the date of closing. Any such purchaser shall have the right to pay all or any part of such obligation at any time or times in advance of maturity without penalty. In the event that the Company becomes a party to a Fundamental Business Transaction, such obligation (or remaining portion thereof) shall be paid in full within thirty (30) calendar days of the date that the Company becomes a party to such transaction.

(c) At the closing, the person selling the Membership Interest will transfer the Membership Interest free and clear of any liens or encumbrances, other than those which may have been created to secure any indebtedness or obligations of the Company.

(d) In each event that a Membership Interest in the Company is purchased as described in this Agreement, upon the execution and delivery of the notes or payment of the cash as required herein, this Agreement shall operate as an automatic transfer to the purchaser of the Membership Interest in the Company. The payment to be made to the selling Member, Transferee, or its representative shall constitute complete release, liquidation and satisfaction of all the rights and interest of the selling Member, Transferee, or its representative (and of all persons claiming by, through, or under the selling Member, Transferee, or its representative) in and in respect of the Company, including, without limitation, any Membership Interest, any rights in specific Company property, and any rights against the Company and (insofar as the affairs of the Company are concerned) against the Members. The parties shall perform such actions and execute such document that may be reasonably necessary to effectuate and evidence such purchase and sale, and release as provided by this paragraph.

ARTICLE XV - <u>DEFAULT OF A MEMBER</u>

15.1 **Failure to Contribute.** If a Member does not contribute by the time required all or any portion of a Capital Contribution that Member is required to make as provided in this Agreement, the Company may exercise, on notice to that Member (the "Defaulting Member"), one or more of the following remedies:

(a) taking such action (including, without limitation, court proceedings) as the Members may deem appropriate to obtain payment by the Defaulting Member of the portion of the Defaulting Member's Capital Contribution that is in default, together with interest thereon at the Default Interest Rate from the date that the Capital Contribution was due until the date that it is made, all at the cost and expense of the Defaulting Member;

(b) permitting the other Members in proportion to their Percentage Interests or in such other percentages as they may agree (the "Lending Member," whether one or more), to advance the portion of the Defaulting Member's Capital Contribution that is in default, with the following results:

(i) the sum advanced constitutes a loan from the Lending Member to the Defaulting Member and a Capital Contribution of that sum to the Company by the Defaulting Member pursuant to the applicable provisions of this Agreement,

(ii) the principal balance of the loan and all accrued unpaid interest thereon is due and payable in whole on the tenth (10th) day after written demand therefor by the Lending Member to the Defaulting Member,

(iii) the amount lent bears interest at the Default Interest Rate from the day that the advance is deemed made until the date that the loan, together with all interest accrued on it, is repaid to the Lending Member,

(iv) all distributions from the Company that otherwise would be made to the Defaulting Member (whether before or after dissolution of the Company) instead shall be paid to the Lending Member until the loan and all interest accrued on it have been paid in full to the Lending Member (with payments being applied first to accrued and unpaid interest and then to principal),

(v) the payment of the loan and interest accrued on it is secured by a security interest in the Defaulting Member's Membership Interest, as more fully set forth in paragraph 15.02 of this Agreement, and

(vi) the Lending Member has the right, in addition to the other rights and remedies granted to it pursuant to this Agreement or available to it at law or in equity, to take any action (including, without limitation, court proceedings) that the Lending Member may deem appropriate to obtain payment by the Defaulting Member of the loan and all accrued and unpaid interest on it, at the cost and expense of the Defaulting Member;

(c) exercising the rights of a secured party under the Uniform Commercial Code of the State of Florida;

(d) reducing the Defaulting Member's Membership Interest or other interest in the Company;

(e) subordination of the Defaulting Member's Membership Interest to the non-defaulting Member;

(f) a forced sale of the Defaulting Member's Membership Interest at Fair Value and upon the terms of purchase;

(g) forfeiture of the Defaulting Member's Membership Interest; or

(h) exercising any other rights and remedies available at law or in equity.

15.2 **Security.** Each Member grants to the Company, and to each Lending Member with respect to any loans made by the Lending Member to that Member as a Defaulting Member under this Article, as security, equally and ratably, for the payment of all Capital Contributions that Member has agreed to make and the payment of all loans and interest accrued on them made by Lending Members to that Member as a Defaulting Member, a security interest in, and a general lien on its Membership Interest and the proceeds thereof, all under the Uniform Commercial Code of the State of Florida. It is expressly agreed that the security interest created thereby shall be governed by Chapter 679 of the Florida Statutes, the Uniform Commercial Code - Secured Transactions. On any default in the payment of a Capital Contribution or in the payment of such a loan or interest accrued on it, the Company or the Lending Member, as applicable, is entitled to all the rights and remedies of a secured party under the Uniform Commercial Code of the State of Florida with respect to the security interest granted in this Article. Each Member shall execute and deliver to the Company and the other Members all financing statements and other instruments that the Members or the Lending Member, as applicable, may request to effectuate and carry out the preceding provisions of this Article. At the option of the Members or a Lending Member, this Agreement or a carbon, photographic, or other copy hereof may serve as a financing statement.

15.3 **Compromise or Release.** The obligation of a Defaulting Member or its legal representative or successor to make a contribution or otherwise pay cash or transfer property or to return cash or property paid or distributed to the Defaulting Member in violation of the FRLLCA or this Agreement may be compromised or released only with the approval of the unanimous consent of the other Members. Notwithstanding the compromise or release, a creditor of the Company who extends credit or otherwise acts in reasonable reliance on that obligation, after the Member signs a writing that reflects the obligation and before the writing is amended or canceled to reflect the compromise or release, may enforce the original obligation.

15.4 **Expulsion**. A Member may be expelled from the Company by unanimous vote of all other Members (not including the Member to be expelled) if that Member (a) has willfully violated any provision of this Agreement; (b) committed fraud, theft, or gross negligence against the Company or one or more Members of the Company, (c) engaged in wrongful conduct that adversely and materially affects the business or operation of the Company or (d) met any other condition that allows a Member to be expelled under the FRLLCA. Such a Member shall be considered a Defaulting Member, and the Company or other Members may also exercise any one or more of the remedies provided for in this Agreement. The Company may offset any damages to the Company or its Members occasioned by the misconduct of the expelled Member against any amounts distributable or otherwise payable by the Company to the expelled Member.

15.5 **Other Dissociation**. If a Member becomes dissociated from the Company, by any other means not already specifically mentioned in this Operating Agreement, the Member shall be considered a Defaulting Member and the Company or other Members may exercise any one or more of the remedies provided for in this Agreement, subject to the approval of the unanimous consent of the other Members.

ARTICLE XVI - <u>DISSOLUTION</u>

16.1 **Event Requiring Dissolution**. The Company shall begin to wind up its affairs upon the first of the following to occur:

(a) the execution of an instrument approving the dissolution of the Company by unanimous consent of the Members;

(b) the occurrence of any event that terminates the continued membership of the last remaining Member of the Company; provided, however, that the Company is not dissolved if, no later than ninety (90) calendar days after the termination of the membership of the last remaining Member, the legal representative or successor of the last remaining Member, or the legal representative or successor's designee, agrees to continue the Company and to become a Member as of the date of termination of the membership of the last remaining Member;

(c) entry of a decree of judicial dissolution of the Company;

(d) the occurrence of a nonwaivable event under the terms of the FRLLCA which requires the Company to be terminated; or

(e) by the act of a Simple Majority of the Members, if no capital has been paid into the Company, and the Company has not otherwise commenced business.

16.2 **Business May Be Continued.** Except as provided in this Agreement, any event that terminates the continued membership of a Member in the Company shall not dissolve the Company if at least a Simple Majority of the remaining Members agree to continue the business of the Company, within ninety (90) calendar days after the date of dissolution. If ninety (90) calendar days have expired, the Members must amend the Articles of Organization during the three (3) year period following the event of dissolution, to exclude the event of dissolution, as applicable.

16.3 **Purchase of Former Member's Membership Interest.** Upon an event requiring dissolution, the Company's books shall be closed upon the date of such event, so as to determine the Former Member's Membership Interest value on the date ending all of the Former Member's financial interest in the Company. Within one hundred eighty (180) calendar days of such event, the Company shall purchase the Former Member's Membership Interest at Fair Value, upon terms of purchase as provided in this Operating Agreement.

16.4 **Liquidation and Dissolution**. As soon as possible following an event requiring dissolution of the Company, the Members shall act as liquidator or may appoint one or more Members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the FRLLCA. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Members. The steps to be accomplished by the liquidator are as follows:

(a) as promptly as possible after such event and again after final liquidation, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b) the liquidator shall cause the notice described in Section 605.0711 of the Florida Statutes to be mailed to each known creditor of and claimant against the Company in the manner described in such statute, and shall follow the procedure of Section 605.0712, Florida Statutes, to resolve payment of unknown claims;

(c) the liquidator shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(d) all remaining assets of the Company shall be distributed to the Members as follows:

(i) the liquidator may sell any or all Company property, including to Members, and any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of the Members;

(ii) with respect to all Company property that has not been sold, the fair market value of that property shall be determined and the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not been reflected in the Capital Accounts previously would be allocated among the Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution; and

(iii) Company property shall be distributed among the Members in accordance with the positive Capital Account balances of the Members, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the company occurs (other than those made by reason of this clause (iii)); and those distributions shall be made by the end of the taxable year of the Company during which the liquidation of the Company occurs (or, if later, ninety (90) calendar days after the date of liquidation).

All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of dissolution and those costs, expenses, and liabilities shall be allocated to the distributee pursuant to this paragraph. Upon completion of all distributions to the Member, such distribution shall constitute a complete return to the Member of its Capital Contributions and release all claims against the Company. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

16.5 **Deficit Capital Accounts.** Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective Percentage Interests, upon dissolution of the Company such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

16.6 **Articles of Dissolution.** On completion of the distribution of Company assets as provided herein, the Company is dissolved, and the Members (or such other person or persons as the FRLLCA may require or permit) shall file Articles of Dissolution pursuant to Section 605.0707 of the Florida Statutes with the Department of State of Florida along with a certificate from the comptroller that all fees and license taxes owing to the State have been paid, and take such other actions as may be necessary to terminate the Company.


ARTICLE XVII - <u>AMENDMENT OR MODIFICATION</u>


17.1 **Amendment or Modification.** This Agreement may be amended or modified from time to time only with a written instrument executed with the super majority consent of the Members.

17.2 **Special Provisions for Certain Amendments or Modifications**. (a) An amendment or modification reducing a Member's Percentage Interest or increasing its Capital Commitment (other than to reflect changes otherwise provided by this Agreement) is effective only with that Member's consent.

(b) An amendment or modification reducing the required Percentage Interest or other measure for any consent or vote in this Agreement is effective only with the consent or vote of Members having the Percentage Interest or other measure theretofore required.

(c) An amendment to establish the relative rights and preferences of the Membership Interests of any class or series may be made by a committee of Members, within the authority of Members or otherwise provided in the Articles of Organization, the FRLLCA, or resolutions by Members forming the committee.

(d) An amendment or modification made solely to reflect the admission or withdrawal of a Member (such as to Exhibit A) need not be approved by any Member if the requirements set forth in this Agreement with respect to the admission or withdrawal of the Member are otherwise satisfied.

ARTICLE XVIII - <u>GENERAL PROVISIONS</u>

18.1 **Construction**. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine, and neuter. In the event there is only one Member, then references to Members in the plural should be construed as singular.

18.2 **Offset.** Whenever the Company is to pay any sum to any Member, any amounts that Member owes the Company may be deducted from that sum before payment.

18.3 **Notices.** (a.) Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested or by delivering that writing to the recipient in person, by courier, by facsimile transmission or by electronic mail; and a notice, request, or consent given under this Agreement is effective on receipt by the person. All notices, requests, and consents to be sent to a Member must be sent to or made at the addresses given for that Member on <u>Exhibit A</u> or such other address as that Member may specify by notice to the other Members. (b.) Whenever any notice is required to be given by law, the Articles of Organization or this Agreement, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

18.4 **Entire Agreement; Supersedes Other Agreements.** This Agreement includes the entire agreement of the Members and their Affiliates relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

18.5 **Effect of Waiver or Consent.** A waiver or consent, express or implied, to or of any breach or default by any person in the performance by that person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that person of the same or any other obligations of that person with respect to the Company. Failure on the part of a person to complain of any act of any person or to declare any person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that person of its rights with respect to that default until the applicable statute-of-limitations period has run.

18.6 **Binding Effect.** Subject to the restrictions on Transfers set forth in this Agreement, this Agreement is binding on and inure to the benefit of the Members and their respective heirs, legal representatives, successors, and assigns. However, unless and until properly admitted as a Member, no Transferee will have any rights of a Member beyond those provided expressly set forth in this Agreement or granted by the FRLLCA to Transferees.

18.7 **Governing Law.** THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF FLORIDA, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT

REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION.

18.8 **Severability**. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law.

18.9 **Further Assurances.** In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

18.10 **Waiver of Certain Rights.** Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company or for partition of the property of the Company.

18.11 **Additional Indemnification.** To the fullest extent permitted by law, each Member shall indemnify the Company, each other Member and hold them harmless from and against all losses, costs, liabilities, damages, and expenses (including, without limitation, costs of suit and attorney's fees) they may incur on account of any breach by that Member of this Agreement.

18.12 **Counterparts.** This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same instrument.

ARTICLE XIX - <u>NOTICES</u>

19.1 **Compliance with Regulation D of the Securities Act of 1933**. THE OWNERSHIP INTERESTS THAT ARE THE SUBJECT OF THIS COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THE INTERESTS MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, TRANSFERRED, OR OTHERWISE DISPOSED OF UNTIL THE HOLDER THEREOF PROVIDES EVIDENCE SATISFACTORY TO THE MEMBERS (WHICH, IN THE DISCRETION OF THE MEMBERS, MAY INCLUDE AN OPINION OF COUNSEL) THAT SUCH OFFER, SALE, PLEDGE, TRANSFER, OR OTHER DISPOSITION WILL NOT VIOLATE APPLICABLE FEDERAL OR STATE SECURITIES LAWS. THE OWNERSHIP INTERESTS THAT ARE THE SUBJECT OF THIS COMPANY AGREEMENT ARE SUBJECT TO RESTRICTIONS ON THE SALE, PLEDGE, TRANSFER, OR OTHER DISPOSITION AS SET FORTH IN THIS COMPANY AGREEMENT.

19.2 **Notice to Members.** By executing this Agreement, each Member acknowledges that it has actual notice of all of the provisions of this Agreement, including, without limitation, the restrictions on the transfer of Membership Interests set forth in this Agreement, and all of the provisions of the Articles of Organization. Except as otherwise expressly provided by law, each Member hereby agrees that this Agreement constitutes adequate notice of any notice requirement under Chapter 679 of the Florida Statutes, the Uniform Commercial Code and each Member hereby waives any requirement that any further notice thereunder be given.

IN WITNESS HEREOF, the below Members have executed and hereby adopted and ratified this Operating Agreement, as of the Effective Date.

By: _____   Date: _____

KELVIN HARRIS

Managing Member

3709 Southgate Ct.

Temple Hills, MD 20748

EXHIBIT A

MEMBERS

OF

FORBES FARMHOUSE DEVELOPMENT LLC

Member's Name and Address	Initial Capital Contribution ($)	Percentage Interest (%)
KELVIN HARRIS		
3709 Southgate Ct.		
Temple Hills, MD 20748	95,000.00	100

EXHIBIT B

MANAGER

OF

FORBES FARMHOUSE DEVELOPMENT LLC

Manager's Name and Address	Title	Abbreviation
KELVIN HARRIS 3709 Southgate Ct. Temple Hills, MD 20748	Managing Member	MGRM

Exhibit D   Investor Agreement

THE SECURITIES COVERED BY THIS AGREEMENT HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NONE OF THE SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.


INVESTMENT AGREEMENT


This is an Investor Agreement (the "Agreement"), dated _____, 2024 (the "Effective Date") by and between FORBES FARMHOUSE DEVELOPMENT LLC, a Florida limited liability company (the "**Company**") and _____, an individual and/or Company incorporated in the State of _____(the "**Investor**").

Background

Investor wishes to invest certain capital funds with Company for the acquiring, developing, managing and maintaining real property designated as the "**Forbes Farmhouse**" and identified as **parcel ID No. 15-02-615-000 1 in Leon County, Florida** (the "**Project**"); and

Company and Investor shall utilize www.securelivingrei.com (the "**Site**"), operated by Secure Living, LLC (the "Intermediary") for said transaction and the Intermediary is entitled to rely on certain terms of this Agreement as if a Party hereto.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments and exhibits, all available at the Site. In this Investment Agreement, we refer to Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Investor using terms like "you" or "your."

1. Investment.

1.1. In General; Equity Entitlement. (a.) Subject to the other terms and conditions of this Agreement, Investor shall invest and Company agrees to accept, the capital fund investment amount of $_____. ("**Investment**") (b.) In exchange for the Investment, Company shall be granted entitlement to forty-nine percent (49%) of the cash flow of the Investment for the duration of a subsequent and consecutive five (5) years commencing from the Effective Date of this Agreement. (c.) Additionally, in exchange for the Investment, Company shall be granted entitlement to forty-nine percent (49%) of the equity derived from refinancing the Project after five (5) years. (d.) Said refinance shall be done by Company on or around five (5) years from the Effective Date of this Agreement any and all extension(s) of this refinance timeline shall be set by Company alone and Company shall give Investor adequate written notice thereof.

1.2 Investment ROI; Guarantee. (a.) Investor shall remit Investment in exchange for Company providing and guaranteeing to Investor a TWELVE PERCENT (12%) return on investment (the "**ROI**") if and only if the Investment is TWENTY THOUSAND DOLLARS AND ZERO CENTS ($20,000.00) OR MORE. (b.) Company shall remit such ROI to Investor *per annum* during the period spanning years six (6) through ten (10) of the Project.

2. Our Right to Reject Investment.

We have the right to reject your investment for any reason or for no reason, at our sole discretion. If we reject your investment, any money you have given us will be returned to you.

3. No Certificate.

This is not a purchase of membership interest and as such, you will not receive any certificates representing any transfers of interest in the Company.

4. Your Promises. You promise that:

4.1. Accuracy of Information. All of the information you have given to us at the Site (including without limitation information regarding your status as an accredited or nonaccredited investor, your financial situation, income, net worth and/or assets, your prior investment history, and your experience in investing in private placements of securities of this nature, including through offerings of securities in crowdfunding offerings under Rule 4(a)(6) of the Securities Act ("Regulation CF"), is true, complete and accurate and we (and the Intermediary) may rely on it. If any of the information you have given to us or the Intermediary changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us or to the Intermediary is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. Review of Information. You have read this Agreement and if necessary, any and all other information included in the Disclosure Document, including all the exhibits.

4.3. Risks; Limited Voting Rights. YOU UNDERSTAND ALL OF THE RISKS OF INVESTING, INCLUDING THE RISK THAT YOU LOSE ALL YOUR MONEY. Without limiting that statement, you have reviewed and understood all of the risks described in this Agreement and if necessary, the Disclosure Document. You understand that there are NO voting rights associated with the Securities, and consequently, you will have NO power to impact the operations of the Company.

4.4. No Representations; Valuation. Nobody has made any promises or representations to you other than what is in this Agreement. Nobody has guaranteed any financial outcome of your investment. Investor acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Investor further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that Investor's investment may bear a lower valuation.

4.5. Opportunity to Ask Questions. You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. Your Legal Power to Sign and Invest. You have the legal power to sign this Investment Agreement. Your investment will not violate any contract you have entered into with someone else.

4.7. Acting On Your Own Behalf. You are acting on your own behalf in entering into this Agreement and making this Investment, not on behalf of anyone else.

4.8. Investment Purpose. This is not a purchase of interest in the Company but rather an Investment in exchange for payment with an ROI and an additional percentage of cash distribution upon refinancing of the Project.

4.9. Knowledge. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. Financial Wherewithal. You can afford this investment, even if you lose your money. You do not need this money for your current needs, like rent or utilities.

4.11. No Government Approval. You understand that no state or federal authority has reviewed this Investment Agreement or made any finding relating to the value or fairness of the investment.

4.12. Restrictions on Transfer. If applicable, you understand that your securities may not be transferrable and that securities laws also limit transfer. Investor agrees that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding. Without limiting the foregoing, Investor agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Investment Agreement, it shall not transfer such securities except:

(i.) To the Company;
(ii.) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
(iii.) As part of an offering registered under the Securities Act with the SEC; or
(iv.) To a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

Investor understands further that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable under the Securities Act, a secondary market in the Securities may not develop. Investor understands that for these and other reasons, Investor may not be able to liquidate an investment in the Securities for an indefinite period of time.

4.13. No Advice. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. Tax Treatment. We have not promised you any particular tax outcome from investing under this Agreement.

4.15. Past Performance. You understand that even if we have been successful in the past, this does not mean we will be successful with your Investment.

4.16. Money Laundering; "Bad Actor" Compliance. The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

Investor hereby represents that none of the "bad actor" disqualifying events described in Rule 503 of Regulation CF (a "Disqualification Event") is applicable to Investor or any of its Rule 503 Related Parties. For purposes of this Agreement, "Rule 503 Related Party" shall mean with respect to any person, any other person that is a beneficial owner of such Investor's securities for purposes of Rule 503 of Regulation Crowdfunding. Investor agrees that, if Investor owns twenty percent (20%) or more of the Company's outstanding membership units at any time or otherwise becomes subject to Rule 503 of Regulation CF, Investor will complete, and cause any of its directors, officers, managers, partners or owners who are a beneficial owner of twenty percent (20%) or more of Investor's outstanding membership units to complete, a "Disqualification Event Questionnaire" containing representations as to potential Disqualification Events, and such questionnaire shall constitute a representation and warranty by Investor under this Investment Agreement. Investor will immediately notify the Company in writing if it becomes subject to a Disqualification Event at any date after Investor completes a Disqualification Event Questionnaire.

If Investor becomes subject to a Disqualification Event at any date after the date that Investor completes a Disqualification Event Questionnaire, Investor agrees and covenants to use Investor's best efforts to coordinate with the Company (i.) to provide documentation as reasonably requested by the Company related to any such Disqualification Event and (ii.) to remedy such Disqualification Event (including, in the sole discretion of the Company, through the repurchase of all or any portion of the Securities from the Subscriber, out of funds legally available at the Repurchase Price (as defined below) such that the Disqualification Event will not affect in any way the Company's or its affiliates' ongoing and/or future reliance on the exemptions available under Regulation CF promulgated under the Securities Act.

4.17. Additional Documents. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. Authority. If the Investor is an entity (for example, a company, partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. Confidentiality.

The information on the Site, including the information in this Agreement and if applicable, the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit.

6. Inaccurate or Fraudulent Information; CF SPV.

6.1 If we determine (in our sole discretion) that you provided us or the Intermediary with inaccurate or fraudulent information or have otherwise violated your obligations set forth herein, we may (but shall not be required to) modify the payment amount to the original investment amount WITHOUT inclusion of the ROI or additional cash distribution after refinance.

6.2 In the event the Managers of the Company determine in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued pursuant to Regulation CF (a "CF SPV") in the future, you hereby consent to such reorganization and the issuance of interests in such CF SPV in exchange for the Securities and agree to take any and all actions determined by the Managers of the Company in good faith to be advisable to consummate such reorganization.

7. No Execution of Operating Agreement.

This is not a purchase of interest(s) of the Company and you will therefore NOT be required to sign the Company's Operating Agreement.

8. Governing Law.

Your relationship with us shall be governed by the laws of the State of Florida, without taking into account principles of conflicts of law.

9. Arbitration.

9.1. Right to Arbitrate Claims. If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the Florida courts. There are only two exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations.

9.2. Place of Arbitration; Rules. All arbitration will be conducted in the State of Florida unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association (AAA).

9.3. Appeal of Award. Within thirty (30) calendar days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) calendar days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i.) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii.) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision, or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. Consent to Electronic Delivery.

You agree that we may deliver all notices, tax reports, and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. Notices.

All notices between us will be electronic. You will contact us by email at _____.
We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. Limitations on Damages.

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You cannot sue us for anything else.

13. Waiver of Jury Rights.

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. Miscellaneous Provisions.

14.1. No Transfer. You may not transfer your rights or obligations under this Agreement.

14.2. Right to Legal Fees. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees and arbitration and/or court costs.

14.3. Headings. The headings used in this Investment Agreement (e.g., the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4 Force Majeure. (i.) Company shall not be considered to be in default or breach of this Agreement, and shall be excused from performance or liability for damages, if and to the extent it shall be delayed in or prevented from performing or carrying out any of the provisions of this Agreement, arising out of or from any act, omission, or circumstance by or in consequence of any act of God, labor disturbance, sabotage, failure of suppliers of materials, act of the public enemy, war, invasion, insurrection, riot, fire, storm, flood, ice, earthquake, explosion, pandemic, epidemic, breakage or accident to machinery or equipment or any other cause or causes beyond Company's reasonable control, including any curtailment, order, regulation, or restriction imposed by governmental, military or lawfully established civilian authorities, or by making of repairs necessitated by an emergency circumstance not limited to those listed above upon the property of the Company.

(ii.) A Force Majeure event does not include an act of negligence or intentional wrongdoing by the Company. The Company claiming a Force Majeure event shall use reasonable diligence to remove the condition that prevents performance and shall not be entitled to suspend performance of its obligations in any greater scope or for any longer duration than is required by the Force Majeure event. Company shall use its best efforts to mitigate the effects of such Force Majeure event, remedy its inability to perform, and resume full performance of its obligations hereunder.

14.5 Severability. If any provision of this Agreement is illegal or unenforceable, that provision is severed from this Agreement and all other terms and conditions shall remain in full force and effect.

14.6. No Other Agreements. This Investment Agreement and the documents it refers to are the only agreements between us.

14.7. Electronic Signature. You will sign this Investment Agreement electronically, rather than physically.

      IN WITNESS WHEREOF, the undersigned Parties, being duly authorized, acknowledge that they have read, understood, and agree to be legally bound by the terms and conditions herein as of the Effective Date of this Agreement.

      "Company"

By: _____   _____
      KELVIN HARRIS   DATE
      Managing Member
      Forbes Farmhouse Development LLC
      1150 NW 72nd Ave.
      Tower I Ste. 455
      Miami, Florida 33126

      "Investor"

By: _____   _____
Name: DATE
Company Name (if applicable):
Address:

Exhibit E   Form of Note

NON-NEGOTIABLE PROMISSORY NOTE

Forbes Farmhouse Development LLC
Non-Negotiable Promissory Note

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS. THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THIS NOTE UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS NOTE IS OFFERED AND ISSUED PURSUANT TO A FORM C FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON_____, AND AN INVESTMENT AGREEMENT BETWEEN THE COMPANY AND THE PURCHASER.

Name of Purchaser		**Principal Amount**	$_____

FOR VALUE RECEIVED, Forbes Farmhouse Development LLC (the "Company"), hereby promises to pay to the Purchaser the Principal Amount indicated above, plus interest and other amounts described in the Company "Note Indenture" dated _____ the terms of which are hereby incorporated into this Non-Negotiable Promissory Note as if they were set forth in their entirety.

IN WITNESS WHEREOF, the Company has caused this instrument to be signed by its duly authorized officer.

Forbes Farmhouse Development LLC

By _____
Kelvin Harris
Managing Partner and CEO

Exhibit F   Note Indenture


NOTE INDENTURE

Forbes Farmhouse Development LLC
Note indenture


This Note Indenture is entered into by Forbes Farmhouse Development LLC, a Florida limited liability company (the "Company"), and each person who acquires a promissory note referencing this Note Indenture (a "Purchaser").


Background


The Company offers promissory notes (the "Notes") pursuant to a Form C filed with the Securities and Exchange Commission on _____ (the "Offering"). This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Application of Note Indenture to Notes.** The Company and each Purchaser hereby agree that the terms of this Note Indenture shall apply to each Note, as if the terms of this Note Indenture were fully set forth in each Note.

2.   **Events of Default.** An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if:

2.1. The Company fails to pay to a Purchaser any amount due under the Note held by such Purchaser and such failure continues for thirty (30) days following written notice from such Purchaser; or

2.2. The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of sixty (60) days; or

2.3. The Company breaches its obligations under section 4 and such breach remains uncured for sixty (60) days following written notice from any Purchaser.

3.   **Consequences of Default.**

3.1. **Notice.** Upon the occurrence of an Event of Default, the Company shall notify all Purchasers, describing the circumstances of such Event of Default (a "Notice of Default"). The Company's Notice of Default shall be accompanied by a list showing, with respect to each Purchaser, the name and email address of such Purchaser as well as the amount outstanding with respect to the Note(s) held by such Purchaser.73

3.2. **Appointment of Representative.**

3.2.1. Selection. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Purchasers as a group (the "Representative"). The Representative, who may but need not be a Purchaser, shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a Representative within sixty (60) days following the Notice of Default, then the Company may select a Representative, who shall (i) not be employed by or affiliated with the Company, and (ii) have relevant experience representing the interests of bondholders or noteholders.

3.2.2. **Authority of Representative.** The Representative shall have the power, on behalf of each Purchaser, to pursue such remedies against the Company as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Purchasers as a group, and to settle the claims of each Purchaser on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Purchasers as parties.

3.2.3. **Power of Attorney.** Upon the appointment of a Representative, each Purchaser shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Purchaser shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Note Indenture.

3.2.4. **No Separate Claims.** No Purchaser may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of and in the name of each Purchaser.

3.2.5. **Release of Claims by Purchasers.** Each Purchaser hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that such claims arise from the gross negligence or intentional misconduct of the Representative.

3.2.6. **Fees of Representative.** The fees of the Representative shall be paid by the Company, and no Purchaser shall be obligated to pay such fees directly, understanding that the fees paid to the Representative by the Company could reduce the amount ultimately paid to the Purchasers with respect to the Notes.

3.2.7. **Resignation of Representative.** A Representative may resign at any time by giving notice to the Company and all of the Purchasers at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative a replacement shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Company may select a replacement Representative in accordance with section 3.2.1.

3.2.8. **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, but only if they simultaneously appoint a replacement Representative.

3.3. **Remedies.**

3.3.1. **In General.** Upon the occurrence of an Event of Default, the Purchasers shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, have the right to accelerate the payment of outstanding principal with respect to the Notes.

3.3.2. **Additional Interest.** Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the interest rate payable with respect to each Note shall be increased by twenty percent (20%). For example, if the interest rate on a Note were ten percent (10%) before an Event of Default, it would be twelve percent (12%) following and during the continuance of an Event of Default.

3.3.3. **Expenses.** Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the Company shall be responsible for the reasonable fees of the Representative, the reasonable fees of attorneys engaged by the Representative, and all other reasonable costs of the Representative incurred to pursue the remedies set forth above.

3.4. **Application of Payments.**

3.4.1. **In General.** Following any Event of Default with respect to any Note, and continuing while such Event of Default remains in effect, the Company shall apply all payments made by the Company with respect to Notes in the following order of priority:

(a) First, to pay the expenses described in section 3.3.3;

(b) Second, to pay the interest due as of the date of such payment, in the order of the due dates of such interest, with the interest longest overdue paid first, and, if the amount available is insufficient to pay in full all interest due as of a given date, then to pay a *pro rata* portion of all such interest; and

(c) Third, to pay principal due as of the date of such payment, in the order of the due dates of such principal, with the principal longest overdue paid first, and, if the amount available is insufficient to pay in full all principal due as of a given date, then to pay a *pro rata* portion of all such principal.

3.4.2. **Payments Deemed Held in Trust.** Any Purchaser who receives payment while an Event of Default remains in effect in excess of the amount such Purchaser should have received pursuant to section 3.4.1 shall be deemed to be holding such excess in trust for the benefit of other Purchasers and shall return such excess on demand.

3.5. **Forbearance Not a Waiver.** If a Purchaser or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Purchaser or the Representative shall be effective unless the waiver is expressly stated in a writing and signed by the Purchaser or the Representative, as the case may be.

3.6. **Termination of Default.** An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

3.6.1. The date the Representative and the Company entered into a settlement of all claims; or

3.6.2. If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers, all interest and principal due through such date, taking into account section 3.3.2; and (ii) to the Representative, all the expenses described in section 3.3.3; or

3.6.3. If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers all interest and principal due through such date, taking into account section 3.3.2 and (ii) to the Representative, all the expenses described in section 3.3.3; but only if Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, agree to annul the demand for acceleration.

4. **Limitation on Distributions.**

4.1. **Certification Required.** Before making any distribution to its equity owners, the Company shall obtain from its Manager a certification that, in the opinion of the Manager, the remaining assets of the Company (*i.e.*, the assets remaining following such distribution) will, more likely than not, be sufficient to make all scheduled payments with respect to the Notes issued and outstanding at the time of such distribution.

4.2. **No Distributions Upon Default.** The Company shall not make any distributions to its equity owners (i) following the occurrence of an Event of Default, (ii) while such Event of Default remains in effect, or (iii) for a period of three (3) months following the termination of such Event of Default.

4.3. **Obligation to Return Distributions.** Before making any distribution to its equity owners, the Company shall obtain from each equity owner a binding written covenant that if an Event of Default occurs within six (6) months following the date of any distribution, such equity owner shall return to the Company the entire amount received by such equity owner during such six (6) month period.

4.4. **Limitation of Liability.** Neither the Company's Manager nor any person acting on behalf of the Company's Manager shall be liable to any person for having made a certification described in section 4.1 unless such person acted out of self-interest and with gross negligence or intentional disregard to the financial condition of the Company. In no event shall any such person be liable if, immediately following the distribution that was the subject of the certification, the aggregate outstanding indebtedness of the Company did not exceed eighty percent (80%) of the aggregate fair market value of all of the Company's assets.

5. **Payments Required.**

5.1. **Maturity Date.** The entire amount outstanding under each Note, including all outstanding principal, Regular Interest, and Participation Interest (as such terms are defined below), shall be due on June 15, 2030 (the "Maturity Date").

5.2. **Principal and Interest.** Interest ("Regular Interest") shall accrue on the outstanding principal of each Note at the rate of twelve percent (12%) per year. Principal payments will be calculated over a 5-year amortization period. Interest will accrue the first year and be added to the principal balance owed, until principal and interest payments ("Payments") begin on June 30, 2025. Thereafter payment shall be made at the end of each quarter, for the previous quarter. However, if the Company's Cash Flow (as defined below) is less than the amount of all payments due, the Company may defer the shortfall until such time as it has sufficient Cash Flow. In that event, the unpaid Regular Interest shall bear interest at (12%) per year until paid. See Exhibit G: Amortization Schedule attached.

5.3. **Prepayment.** The Company may prepay any Note at any time, in whole or in part, without penalty.

6. Payment and Withholding.

6.1. **Payment.** All payments with respect to the Notes will be made as Automated Clearing House (ACH) deposits into an account designated by each Purchaser. To the extent a Purchaser does not authorize the Company to make such ACH distributions into a designated Purchaser account, payments to such

Purchaser will be made by check and mailed to such Purchaser after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

6.2. **Withholding.** If any withholding tax is imposed on any payment made by the Company to a Purchaser pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Purchaser shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificates of a state, a local, or foreign governmental authority such that the Company may make payments under the Note without deduction for or at a reduced rate of deduction for, any tax.

7. Transfers.

7.1. **Limitations on Transfers.** Notes may not be sold or otherwise transferred except with the consent of the Company, which may be withheld in the sole discretion of the Company.

7.2. **Conditions.** In the event a Purchaser proposes to transfer a Note, the Company may, but shall not be required to, impose reasonable conditions including but not limited to: (i) Notes may be transferred only in whole units, i.e., fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together reimburse the Company for any reasonable expenses the Company incurs in connection with the transfer, including attorneys' fees.

7.3. **First Right of Refusal.** In the event a Purchaser (the "Selling Purchaser") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of the binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Selling Purchaser whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Purchaser may proceed with the sale to the proposed purchaser. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Purchaser and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non-tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Purchaser and the purchaser shall be treated as a new offer and shall again be subject to this section.

7.4. Exempt Transfers. The transfer of a Note to or for the benefit of a spouse, child or grandchild, or to a trust for their exclusive benefit, shall be exempt from the provisions of section 8; provided, however, that (i) the transferred Note shall remain subject to this Note Indenture, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Note Indenture; and (iii) the transferred Note shall not thereafter be transferred further in reliance on this section 8.4.

8. Replacement of Indenture.

8.1. **In General.** This Note Indenture may be amended at any time with the consent of the Company and Purchasers owning more than fifty percent (50%) of all outstanding Notes, measured by outstanding principal amount. If any amendment is proposed by the Company and not approved by such Purchasers within ninety (90) days, then the Company shall not again seek the consent of the Purchasers for such amendment for a period of an additional ninety (90) days.

8.2. **Amendment without Consent of Purchasers.** Without the consent of any Purchasers, the Company may amend this Note Indenture to:

8.2.1. Add to the obligations of the Company for the benefit of Purchasers of, or surrender any right or power conferred upon the Company;

8.2.2. Establish the form or terms of Notes;

8.2.3. Cure any ambiguity, defect, or inconsistency;

8.2.4. Amend restrictions on transferability of any Notes in any manner that does not adversely affect the rights of any Purchaser in any material respect;

8.2.5. Add to, change, or eliminate any of the provisions of this Note Indenture as applied to any Notes issued after the date of such change;

8.2.6. Secure the Notes; or

8.2.7. Make any other change that does not adversely affect the rights of any Purchaser.

9. **Related Parties.** In the event that Notes are held by persons related to the Company, such Notes shall be ignored (in both the numerator and denominator) for purposes of any provision of this Note Indenture requiring a vote of the holders of the Notes. A person shall be treated as "related" to the Company for these purposes if such person (i) is an officer, employee, or manager of the Company; (ii) is an officer, employee, or manager of the Manager of the Company; (iii) owns an equity interest in the Company or in the Manager of the Company; or (iv) bears a relationship to the Company described in section 267(b) or section 707(b) of the Internal Revenue Code, in each case substituting the phrase "at least 10%" for the phrase "more than 50%."

10. Miscellaneous.

10.1. **Electronic Delivery.** All communications from the Company to Purchasers, including but not limited to all tax forms, shall be via electronic delivery.

10.2. **Notice.** Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail), to kelvin.harris@kelstarconsulting.com if the recipient is the Company, or the email address used by the Purchaser when purchasing a Note, if the recipient is a Purchaser, or such other address as a party may designated by notice complying with this section.

10.3. **Not Redeemable.** Notes are not redeemable at the option of a Purchaser.

10.4. **No Sinking Fund.** Notes are not entitled to any sinking fund.

10.5. **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Michigan without giving effect to the principles of conflicts of laws. Each Purchaser hereby (i) consents to the personal jurisdiction of the Michigan courts or the Federal courts located in Michigan, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Purchaser, (iv) consents to service of process by notice sent by regular mail to the address used by the Purchaser to register at the Site and/or by any means authorized by

Michigan law, and (v) if such Purchaser is not otherwise subject to service of process in Michigan, agrees to appoint and maintain an agent in Michigan to accept service, and to notify the Company of the name and address of such agent.

10.6. **Waiver of Jury Trial.** Each Purchaser acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Purchaser irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action.

IN WITNESS WHEREOF, the parties have executed this Note Indenture as of the date first written above.

Forbes Farmhouse Development, LLC

By _____
Kelvin Harris
Managing Partner and CEO

Exhibit G   Amortization Schedule

No.	Due Date	Interest	Principal	Balance
				405,000.00
1	6/30/25	11,638.62	15,266.94	389,733.06
2	9/30/25	11,199.89	15,705.67	374,027.39
3	12/30/25	10,748.55	16,157.01	357,870.38
4	3/30/26	10,284.24	16,621.32	341,249.06
5	6/30/26	9,806.59	17,098.97	324,150.09
6	9/30/26	9,315.21	17,590.35	306,559.74
7	12/30/26	8,809.71	18,095.85	288,463.89
8	3/30/27	8,289.69	18,615.87	269,848.02
9	6/30/27	7,754.72	19,150.84	250,697.18
10	9/30/27	7,204.37	19,701.19	230,995.99
11	12/30/27	6,638.21	20,267.35	210,728.64
12	3/30/28	6,055.78	20,849.78	189,878.86
13	6/30/28	5,456.61	21,448.95	168,429.91
14	9/30/28	4,840.23	22,065.33	146,364.58
15	12/30/28	4,206.13	22,699.43	123,665.15
16	3/30/29	3,553.81	23,351.75	100,313.40
17	6/30/29	2,882.74	24,022.82	76,290.58
18	9/30/29	2,192.39	24,713.17	51,577.41
19	12/30/29	1,482.20	25,423.36	26,154.05
20	3/30/30	751.60	26,154.05	0.00

Exhibit H   Pro-forma

INCOME	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Potential Income	$255,500	$265,720	$276,349	$287,403	$298,899
- Loss to Lease	$0	$0	$0	$0	$0
- Vacancy	$84,315	$87,688	$96,722	$100,591	$113,582
- Concessions	$0	$0	$0	$0	$0
Effective Gross Income	$171,185	$178,032	$179,627	$186,812	$185,317
Other Income	$36,000	$37,440	$38,938	$40,495	$42,115
From Replacement Reserve	$0	$0	$0	$0	$0
Total Gross Income	**$207,185**	**$215,472**	**$218,564**	**$227,307**	**$227,432**
EXPENSES					
Real Estate Taxes	$11,052	$11,384	$11,725	$12,077	$12,439
Insurance	$5,880	$6,056	$6,238	$6,425	$6,618
Contract Services (trash, etc)	$1,600	$1,648	$1,697	$1,748	$1,801
Utilities (Elec, Water, Cable)	$2,400	$2,472	$2,546	$2,623	$2,701
Legal	$1,500	$1,545	$1,591	$1,639	$1,688
Marketing	$5,000	$5,150	$5,305	$5,464	$5,628
Management Fee	$4,000	$4,120	$4,244	$4,371	$4,502
Repairs and Maintenance	$6,000	$6,180	$6,365	$6,556	$6,753
General/Admin	$0	$0	$0	$0	$0
Payroll	$0	$0	$0	$0	$0
Capital Improvements	$0	$0	$0	$0	$0
Other	$0	$0	$0	$0	$0
Deposit to Replacement Reserve	$10,000	$10,300	$10,609	$10,927	$11,255
Total Expenses	**$47,432**	**$48,855**	**$50,321**	**$51,830**	**$53,385**
NET OPERATING INCOME (NOI)	**$159,753**	**$166,617**	**$168,244**	**$175,477**	**$174,047**
Debt Service					
Principal	$0	$0	$0	$0	$0
Interest	$88,056	$88,056	$88,056	$88,056	$88,056
Total Debt Service	$88,056	$88,056	$88,056	$88,056	$88,056
Cash Available for Distribution	**$71,697**	**$78,561**	**$80,188**	**$87,421**	**$85,991**
Distributions from Cash Flow					
Asset Mgt Fee to Manager	$0	$0	$0	$0	$0
Members Preferred Return	$0	$0	$0	$0	$0
Excess Cash Flow to Investors	$43,018	$47,137	$48,113	$52,452	$51,595
Excess Cash Flow to Manager	$28,679	$31,425	$32,075	$34,968	$34,396
Total Distribution to Members	**$71,697**	**$78,561**	**$80,188**	**$87,421**	**$85,991**
Investors Contribution	**$405,000**				
Member Cash on Cash Return	**10.62%**	**11.64%**	**11.88%**	**12.95%**	**12.74%**
Property Value @ Various Cap Rates					
9%	$1,775,033	$1,851,305	$1,869,375	$1,949,741	$1,933,856
8%	$1,996,913	$2,082,718	$2,103,046	$2,193,458	$2,175,588
7%	$2,282,186	$2,380,249	$2,403,482	$2,506,810	$2,486,387
6%	$2,662,550	$2,776,957	$2,804,062	$2,924,611	$2,900,784

Exhibit I   Pitch Deck



MODERN   MINIMALIST   EFFICEINT   CONTEMPORARY

FORBES
FARM HOUSE

The region's pioneering vacation and corporate rental property innovation. This project uniquely blends farmhouse charm with contemporary functionality, catering to leisure and businesses travelers alike. With flexible spaces and modern amenities, it sets a new standard in versatile living, offering a fresh perspective on corporate rentals and investment opportunities. Welcome to a new era of enriched experiences at the Forbes Farmhouse.



Forbes Farmhouse Development
Historical Significance

This project undertaken holds deep historical significance. This endeavor involves land located in the southern United States, which has remained within the developer's family for over four generations. This enduring ownership serves as a potent link to heritage, resilience, and strength. Against the backdrop of a troubling history marked by the loss of African American land ownership—where approximately 90% of the 14 million acres of farmland owned by Blacks in 1910 has been either seized or lost—this project emerges as a symbol of hope and empowerment.



Forbes Farmhouse Development

Our Mission

Our mission is to transform a 5-acre family-owned property into a vibrant and inclusive community that harmoniously blends traditional barn design motifs with contemporary and sustainable architecture. We are dedicated to creating diverse living spaces and amenities that cater to various demographics, fostering a strong sense of belonging and connection among our residents.



Forbes Farmhouse Development

Our Vision

This project aims to serve as a compelling model for our community, showcasing that strategic financial planning, innovative architecture, and collaborative efforts can foster a legacy of generational wealth and empowerment. A primary objective of the project is to become a testament to resilience, a driver of change, and an embodiment of the progressive spirit that will resonate across generations.



Forbes Farmhouse Development

Design Concept

The Forbes Farmhouse is a stunning example of architectural innovation that seamlessly blends elements from the Barndominium, Modern Farmhouse, and Scandinavian style. This harmonious fusion results in a unique and visually appealing home that offers both aesthetic charm and practical functionality. The Forbes Farmhouse stands as a testament to the versatility and creativity of modern architecture, showcasing how different styles can be artfully woven together to create something truly exceptional.




MONEY

Tallahassee's economic growth outpacing other Florida cities

TaMaryn Waters
Tallahassee Democrat

Published 6:59 p.m. ET Jan. 10, 2018 | Updated 8:31 p.m. ET Jan. 10, 2018



Within the city limits, 95 major developments are in the works or under review within the city limits. Joe Rondone/Democrat



Forbes Farmhouse Development

Tallahassee, FL

Tallahassee, Florida, has emerged as a city of promise and growth. According to a 2018 report by Tallahassee Democrat, its economy has been outpacing all other Florida cities, solidifying its position as a hub of opportunity and investment. Moreover, U.S. News & World Report recently recognized Tallahassee as one of the "150 Best Places to Live in the U.S.", underscoring its appeal as a destination for residents and visitors alike.



Forbes Farmhouse Development

College Sports Hub

Tallahassee is not only a thriving economic center but also a vibrant college sports hub. Florida State University (FSU) and Florida A&M University (FAMU) have earned their place in sports history with championship-level teams. Recent accomplishments include FSU's championships in football, women's softball, and basketball, and FAMU's notable achievements in football, track and field, and marching band competitions. These universities contribute to Tallahassee's dynamic sports culture, attracting fans and visitors from across the nation..

PHASE 1: Site Development



SUBDIVIDE LAND INTO BUILDABLE LOTS

LAND CLEARING & EXCAVATION

IRRIGATION & RETENTION PONDS

PAVED ACCESS ROAD

SITE DEVELOPMENT AND BUILDABLE LOTS

LOCATION
Moccasin Gap Road, Miccosukee, FL 12345

COST ESTIMATE
$414,887.41

DETAILS
The initial steps involve careful land clearing and excavation to prepare the foundation for five buildable lots. As the first phase unfolds, a well-constructed paved access road will connect the community, enhancing mobility and accessibility for residents and visitors alike.



07







THE FEATURES

Additionally, essential utilities, including electrical, water, sewer, irrigation systems, retention ponds and a structurally engineered paved access road will be thoughtfully integrated as part of the site development to ensure accessibility, sustainability, and environmentally conscious addition to the community.

08

PHASE 2: Forbes Farmhouse (Vacation Rental)


LANDSCAPE DESIGN SITE AMENITIES


MODERN FARMHOUSE DESIGN


MULTI-PURPOSE INTERIORS


ENERGY EFFICIENT BUILDING MATERIALS

BARNDOMINIUM-STYLE RESIDENCE FOR VACATION RENTALS

LOCATION
Moccasin Gap Road, Miccosukee, FL 12345

PRICE

$890,836.80

DETAILS
Phase 2 is the construction of the Forbes Farmhouse, a 4,000+ square foot, 3-story Barndominium-style residence, complete with flexible spaces and modern amenities designed to blend farmhouse charm with contemporary functionality, catering to the leisure and businesses travelers alike.



09




THE FEATURES

This versatile property is designed with both short-term and mid-term rentals in mind, targeting tourists and business professionals seeking an upscale and comfortable accommodation option in the greater Tallahassee area.

Open Concept Layout
Unique Exterior Design
High-End Furnishings
Smart Home Technology
Access to Community Amenities
Private Outdoor Spaces

1 0

THE MARKET

NATIONAL TRENDS

The vacation rental market has witnessed remarkable growth driven by changing traveler preferences. The rise of platforms like Airbnb and Vrbo has made it convenient for travelers to choose unique, personalized accommodations over traditional hotels. National trends indicate that travelers are seeking more spacious and home-like environments over the typical hotel experience, enabling them to experience destinations like locals

Market Synopsis:

The Global Vacation Rental Market is valued at USD 76.58 Billion in the year 2022 and is projected to reach a value of USD 112.28 Billion by the year 2030. The Global Market is anticipated to grow exhibiting a Compound Annual Growth Rate (CAGR) of 4.90% over the forecast period.



Vacation Rental Market Size, 2022 To 2030 (USD Billion)

CAGR: 4.9%





Forbes Farmhouse Development

Area Competition



Despite the fact that the local vacation rental properties are older and offer far fewer amenities, they maintain a steady 60% occupancy rate, with rents ranging from $600 to $750 per night, as reported by AirDNA.

Forbes Farmhouse Reg CF Offering
Partner with us with just one click !

Investment Highlights

49%
Profit Sharing
Years 1-5.

49%
Equity Share
Of Cash-out
Refinance in 60
months.

12%
Preferred Return
Year 6-10 on
investments of
$20K or more.





CONTACT US:

 +202-460-7031

 https://securelivingrei.com/offering_forbes-farmhouse/

 Kelvin.harris@kelstarconsulting.com



FORBES FARMHOUSE Development

Business Plan

August 26, 2023

Kelvin B. Harris, Sponsor/Founder CEO

Forbes Farmhouse Development Corporation
3709 Southgate Court, Temple Hills MD 20748
202-460-7031
kelvin.harris@kelstarconsulting.com

Table of Contents

Disclaimer

Some of the statements contained in this Business Plan include information incorporated for reference, discussing future expectations, and projected financial success gathered by the management, which is believed to be ultimately significant. Such statements relate to both known and unknown risks, uncertainties, and other unforeseen factors, beyond the management's control.

Important factors that may cause the actual results to differ from those expressed within may include, but are not limited to:

- The success or failure of the company's effort to successfully market its services as scheduled.

- The company's ability to maintain a substantial level of returning customers and a growing referral base.

- The effect of changing legislation and government regulation.

However, the assumptions disclosed herein are those that management believes are significant to the growth of the company.

EXECUTIVE SUMMARY

Introduction

The Forbes Farmhouse Development Corporation will raise $1.2 Million in equity capital to facilitate the development and construction of a multi-phase project to establish a mixed-use residential community on 5-acre parcel in Miccosukee, Florida, that has been in the Sponsor's family for over 4 generation. Located just 18 miles northeast of the capital city of Tallahassee this transformative real estate development endeavor targeted at investors seeking diverse and profitable opportunities in three trending sectors: Vacation rental, corporate housing, and senior living facilities.

Historical Significance

This Forbes Farmhouse Development Corporation project holds profound historical significance, as it is comprised of land in the deep south, that has been in the developer's family for more than four generations. This enduring ownership represents a powerful connection to heritage, strength, and resilience. Against the backdrop of a troubling history of African American land loss, where an estimated 90% of the 14 million acres of farmland owned by blacks in 1910 has either been lost or seized, this project emerges as a beacon of hope and empowerment. As African American land ownership dwindles, the Forbes Farmhouse Development endeavors to stands as an example of how our community can reclaim and develop inherited land, pay homage to the past, and pave a way for others to forge a similar path in the future. This project will serve as a compelling template for our community, demonstrating that through strategic financial planning, architectural ingenuity, and collaborative effort, a legacy of generational wealth and empowerment can be fostered. A major goal of the Forbes Farmhouse Development is to become a testament to resilience, a catalyst for change, and an embodiment of the spirit of progress that carries forward for generations to come.

Since the land is under the ownership of the Sponsor, there's no requirement for investor funds for its purchase. The $405,000 in investor capital will be allocated to conclude Phase 1 Site development, which is a prerequisite to obtaining the building permit for Phase 2. The remaining $848,416 in capital will be sourced from a 30-year construction-to-perm loan secured from a local Tallahassee bank, to finance the construction of the Phase 2 -Barndominium vacation rental property. This loan is facilitated by utilizing the developed site as collateral, negating the need for a down payment.

BUSINESS MODEL

The Forbes Farmhouse Development is designed to generate revenue through various streams across its different phases. In Phase 2 Revenue will be generated through short term and vacation rental income from tourists, business travelers, and event organizers who use the residence for gatherings, celebrations, and vacations. According to AirDNA's projections for short-term rentals, the property has the potential to generate approximately $700 per day with a monthly occupancy rate of around 66%.

For Phase 3, revenue will be generated through monthly fees paid by residents for the assisted living services, accommodations, and amenities provided.

Objectives

Early in Forbes Farmhouse development project, the company will achieve the following goals and objectives:

- Continuing work under the current infrastructure permit to include site clearing, tree removal, preliminary excavation and shaping in accordance with approved engineering drawings.

- Raise $400K through Regulation Crowdfunding offering to complete full infrastructure site development to include paved ingress and egress road with, concrete curbs and gutters, driveway connection, retention ponds, irrigation system, landscaping, and tree replanting.

- Complete architectural and engineering work and receive city construction permits for Phase to Modern Farmhouse Residential Structure

- Acquire $800K+ construction/permanent loan for Local Tallahassee Bank based on earlier pre-approval.

- Create a sales & market plan to promote and create awareness for the facility and begin confirming advance bookings for short term and vacation rental bookings.

- Consulting with real estate agents, property management consultants to discuss highest and best use of remaining available dates.

- 7.Provide a high level of cash flow that will enable the owners to cover their borrowing costs and refinance the debt in 3-5 years.

INDUSTRY ANALYSIS

Industry   *Overview*

The Forbes Farmhouse Development project aims to capitalize on the growing demand for short term rentals, vacation rentals and residential assisted living facilities. The strategic location of Tallahassee, as the seat for state governmental and political organizations, home to major universities, and hosting top university sports teams, presents a unique opportunity to leverage national trends in these sectors. This project will leverage the national trends shaping the vacation rental and senior living facility sectors and harness them to meet local demand.

Vacation Rental Sector:

National Trends

The vacation rental market has witnessed remarkable growth driven by changing traveler preferences. The rise of platforms like Airbnb and Vrbo has made it convenient for travelers to choose unique, personalized accommodations over traditional hotels. National trends indicate that travelers are seeking more spacious and home-like environments over the typical hotel experience, enabling them to experience destinations like locals.

Local Opportunities

Tallahassee's prominent role as Florida's capital and a hub for political, governmental, and educational activities has led to a consistent influx of visitors. The city hosts legislative sessions, conferences, and university-related events, creating a steady demand for short-term accommodations. The project can cater to this demand by offering well-appointed vacation rental properties with amenities that appeal to business travelers, families, and university- related visitors.



(Source: https://www.grandviewresearch.com/industry-analysis/vacation-rental-market)

INVESTOR OUTLOOK

The resilience of both the vacation rental and senior living sectors compared to other segments of the real estate industry serves as a strong encouragement for both investors and lenders to consider these opportunities. The ability of these sectors to maintain steady demand during economic fluctuations enhances their appeal as safer investments.

Investors can be reassured by the IGMS report's data, showcasing the consistent growth trajectory of the vacation rental sector, even amidst market uncertainties. Furthermore, the global vacation rental market is projected to triple in the next 10 years reaching $315 Billion by 2031.

The Haven Senior Investments data further reinforces the stability of the senior living sector, highlighting its ability to weather economic downturns. This stability minimizes the risk exposure for potential investors.

Lenders can also find confidence in supporting projects within these sectors. The data-driven evidence of resilience and potential for strong returns can foster a sense of security, making financing options more attractive. The alignment of local demand with national trends adds an additional layer of assurance, as the unique characteristics of Tallahassee bolster the investment case.

Offering

The investor offering from Forbes Farmhouse Development will grant equity shares in the project's ownership arrangement. The company will be structured as either a Delaware or Florida LLC, treated as a corporation for tax purposes. As an investor, you stand to benefit from potential dividends derived from monthly rental income and an equity share of the property's appreciated value over time.

Upon the successful completion of the construction phase, Forbes Farmhouse will serve as both a sought-after vacation rental and a premier event space venue. Once operational and generating revenue, our commitment is to provide quarterly dividend payouts based on the available cash reserves. Our strategy involves maintaining ownership of the property for a five-year term, after which we plan to execute a property refinancing.

Returns

Investing in Forbes Farmhouse offers a unique opportunity to participate in a promising real estate venture with attractive returns. Our financial projections indicate a strong annual return, driven by revenue from events and vacation rentals throughout the holding period. Additionally, investors will benefit from significant appreciation in the value of this luxury residential mixed-use property over the first few years.

Forbes Farmhouse Investors will share 49% of the cash flow profits from rental income for the first five years and will also receive 49% of the equity from the cash-out refinancing of the property at the end of the 60-month period. Additionally, Forbes Farmhouse investors contributing $20,000 or more, will also receive a 12% fixed rate of return in years six through ten.

By investing in Forbes Farmhouse, investors not only align themselves with a high-potential project but also position themselves to enjoy consistent returns from rental income and significant appreciation. This ensures that investors are valued partners in our vision of creating a thriving property and successful investment venture.

THE PROJECT

Project Overview

The Forbes Farmhouse Development Corporation is initiating a multi-phase project to establish a mixed-use residential community on a 5-acre parcel in Miccosukee, Florida, situated just 18 miles northeast of Tallahassee. In order to bring this vision to life, the project will secure $1.2 Million in equity capital in three rounds.

Phase One: the initial $405K capital will be utilized for site development, covering excavation, tree removal, retention ponds, water irrigation, and road connectivity. Following this, we will secure bank financing for the construction of the Forbes Farmhouse, Barndominium-style residential property. No down payment will be required to secure the construction financing as the bank will leverage the land as collateral.

Phase Two: We will commence construction on a 4,000-square-foot Barndominium-style residential property, intended for use as a vacation rental and event venue. To ensure a seamless transition to this phase with no delays, architectural drawings will be completed and building permit applications will be submitted during Phase One of the project.

Phase Three will encompass the construction of a 3,000-square-foot residential assisted living facility, designed to accommodate up to 6 seniors. In line with our seamless approach, architectural drawings and building permit applications will be initiated before this phase. Additionally, all necessary licenses will be acquired, and code requirements will be diligently incorporated during Phase Two.

Phase Four: Additionally, the project will feature a generously sized 4,000-square-foot luxury home, strategically positioned to accommodate both corporate and vacation rental purposes. This residence will provide a refined living space for those seeking upscale accommodations.

With a phased approach, the Forbes Farmhouse project will progressively integrate these elements into a cohesive and inclusive community. By prioritizing thoughtful planning and quality, the development aims to contribute positively to the Miccosukee area, offering a range of living options to suit different lifestyles.

Phase 1: Site Development and Buildable Lots:

Phase 1 will focus on completing site development and land subdivision to unlock the full potential of the 5-acre lot. The initial steps involve careful land clearing and excavation to prepare the foundation for five buildable lots. The aim is to create a balanced and welcoming neighborhood, promoting a sense of community while preserving the natural beauty of the surrounding landscape. Additionally, essential utilities, including electrical, water, sewer, irrigation systems, and retention ponds, will be thoughtfully integrated to ensure sustainable and environmentally conscious practices. As the first phase unfolds, a well-constructed paved access road will connect the community, enhancing mobility and accessibility for residents and visitors alike. Phase 1 represents the foundation on which the entire project will flourish, providing opportunities for prospective homeowners and real estate investors looking to secure a stake in this flourishing community.

Features

Here are the key features present in Phase 1 of the site development and land subdivision project.

- Site Development: Transform the 5-acre raw land into a well-planned and organized site for future construction and development.

- Buildable Lots: Clear the land and create five buildable lots, each ready for further residential development.

- Infrastructure Installation: Bring essential utilities such as electrical, water, sewer, irrigation, and retention ponds to the site.

- Paved Access Road: Construct a well-constructed paved access road to ensure convenient connectivity within the community.

- Sustainable Practices: Implement eco-friendly practices and materials to align with the project's commitment to sustainability.

- Architectural Planning: Complete and submit architectural drawing for approval by the county and apply for our building permit so we can "break ground" on Phase 2 at the earliest opportunity.

Phase 1: Site Development Plan


MOCCASIN GAP 2.1.9 FAMILY HEIR SUBDIVISION
LOCATED IN SECTION 2, TOWNSHIP 2 NORTH,
RANGE 2 EAST LEON COUNTY, FLORIDA
TALLAHASSEE, FLORIDA
LINE TABLE
NORTH
SPECTRA ENGINEERING
& RESEARCH, INC.

Phase 1: Site Development Cost Estimate

ITEM		QUANTITY	UNIT	UNIT COST	TOTAL COST
SITE WORK					
Site Preparation					
Mobilization	101-1	1	LS	$1,250.00	$1,250.00
Environmental Fencing 104-13 - XX2		1824	LF	$3.75	$6,840.00
Tree protection	580-340-1	510	LF	$5.63	$2,868.75
Regular Excavation (Pond) 120-1		2869.8	CY	$7.50	$21,523.50
Baled Hay or Straw	104-10	6	TN	$250.00	$1,500.00
Site Grading & Drainage		1	LS	$33,750.00	$33,750.00
Subtotal					**$67,732.25**
General Site Demolition					
*Clearing and Grubing 110-1-1		3	AC	$9,375.00	$28,125.00
Subtotal					**$28,125.00**
Storm Sewer Piping & Sewage					
Inlet Structures Type E		4	EA	$2,500.00	$10,000.00
18" RCP (14"x23")		55	LF	$48.75	$2,681.25
18" RCP ADS		350	LF	$27.50	$9,625.00
Rip Rap		20	CY	$47.50	$950.00
Subtotal					**$23,256.25**
Utility					
Backflow		1	EA	$1,468.75	$1,468.75
2" PVC Water Line		694	LF	$26.25	$18,217.50
6" Fire Line		593	LF	$50.00	$29,650.00
Directional Bone		101	LF	$52.50	$5,302.50
Irrigation System		1	LS	$81,250.00	$81,250.00
Concrete Swale		36	SY	$32.50	$1,170.00
12" Stabilized Subgrade	160-4	2540	SY	$8.75	$22,225.00
6" Limerock Base	285-704	2300	SY	$7.50	$17,250.00
1-1/2" Type S-1 Asphalt	331-72-14	2300	SY	$3.75	$8,625.00
Stop Bars + Signage		2	EA	$72.50	$145.00
4" Chain Link Fence		1210	LF	$41.25	$49,912.50
Fire Hydrant		2	EA	$4,812.50	$9,625.00
Subtotal					**$244,841.25**
Landscape					
Imported Topsoil Allowance		1	LS	$6,250.00	$6,250.00
Planting/Trees		0	LS	$0.00	$0.00
Sodding	575.1	2229	SY	$3.13	$6,965.63
Landscaping		0	LS	$31,250.00	$0.00
Subtotal					**$13,215.63**
TOTAL					**$377,170.38**
10% Contingencies					**$37,717.04**
GRAND TOTAL (Including Contingencies)					**$414,887.41**

Phase 2: Barndominium-Style Residence for Vacation Rentals

Once Phase 1 is successfully completed, the project advances into Phase 2, bringing forth a distinctive offering in the form of a 4,000+ square foot, 3-story barndominium-style residence. This versatile property is designed with both short-term and mid-term rentals in mind, targeting tourists and business professionals seeking an upscale and comfortable accommodation option in the Miccosukee area.

The barndominium's unique architectural concept combines the warmth and charm of a rustic barn with modern living amenities, creating an exceptional space for travelers seeking memorable experiences. Moreover, the property will double as an elegant venue, capable of hosting a wide array of events, ranging from intimate gatherings to grand celebrations. By expanding into the short-term rental market, the project aims to capitalize on the growing tourism sector and foster economic growth within the community.

Features

Here are the key features present in Phase 2 of the "Creating Sustainable Communities in Miccosukee" project.

- Construction of Barndominium-Style Residence: Build a 4,000+ square foot, three-story Barndominium-style residence as a centerpiece of Phase 2.

- Short-Term Rental Property: Design the residence to serve as a high-end short-term rental property for tourists, business travelers, and event organizers.

- Upscale Accommodations: Furnish the residence with luxurious and comfortable furniture, offering an upscale experience for guests.

- Event Hosting Space: Create versatile indoor and outdoor spaces suitable for hosting a variety of events, from celebrations to corporate gatherings.

- Amenities for Guests: Provide modern amenities such as smart home technology, entertainment systems, and well-appointed kitchens.

- Spacious Interiors: Offer open-concept interiors with high ceilings, large windows, and plenty of natural light to create an inviting atmosphere.

- Premium Finishings: Use high-quality materials and finishes to ensure the residence meets the standards of luxury living.

- Scenic Outdoor Areas: Develop well-designed outdoor spaces, including patios, decks, and gardens, for guests to enjoy the natural surroundings.

- Sustainable Design: Implement eco-friendly features and energy-efficient technologies to align with the project's sustainability goals.

- Professional Management: Enlist professional management services to handle bookings, guest check-in, cleaning, and maintenance.

- Event Planning Services: Offer event planning and coordination services for gatherings hosted at the Barndominium

Architectural Renderings









Floor Plans


GREAT ROOM
KITCHEN
PANTRY
MECH
LAUNDRY ROOM
CLOSET
BEDROOM #4
WC
BATH
MASTER BEDROOM

Main Floor


OPEN TO BELOW
OFFICE
BATH
BEDROOM 3
WIC
BATH
MASTER BEDROOM 2

Second Floor


OPEN TO BELOW
STORAGE
TOILET
LOFT BONUS ROOM/ THEATRE ROOM
STORAGE
OPEN TO BELOW

Third Floor

Barndominium house plans are country home designs with a strong influence of barn styling. Differing from the Farmhouse style trend, Barndominium home designs often feature a gambrel roof, open concept floor plan, and a rustic aesthetic reminiscent of repurposed pole barns converted into living spaces.

Construction Cost Estimate

Preliminary Construction Cost Estimate		
Item	**Category**	**Amount**
Land Purchase	Land	$0.00
Building Structure	Materials	$82,000.00
Building/Roof Exterior	Materials	$180,000.00
Doors and windows	Materials	$189,000.00
Kitchen	Materials	$37,500.00
Bathrooms	Materials	$57,500.00
Flooring	Materials	$46,260.00
Drywall -Interior Walls	Materials	$50,000.00
Drywall Ceilings	Materials	$20,388.00
HVAC	Materials	$22,100.00
Electrical	Materials	$23,130.00
Plumbing (Rough in)	Materials	$18,504.00
Paint	Materials	$45,034.00
Construction Trades	Labor	$77,000.00
Sub Total		**$848,416.00**
5% Contingency		**$42,420.80**
Total		**$890,836.80**

Project Timeline Overview

This project timeline serves as an overview of the key milestones and forecasted schedule dates. Please be advised that unforeseen circumstances and regulatory considerations may necessitate adjustments to the project schedule along the way.

Project Start: September 4, 2023

Project Task: Reg CF Capital Raise Initiation

Milestone #1: Reg CF Completion / Site Development Launch

Project Task: Site Development
Date: November 1, 2023
Expected Completion: April 16, 2024

Milestone #2: Farmhouse Construction Begins

Project Task: Farmhouse Construction
Start Date: April 17, 2024
Anticipated Completion: February 17, 2025

Project Task: Marketing and Advanced Bookings
Start Date: October 17, 2024
Expected Completion: February 17, 2025

Milestone #3: Farmhouse Grand Opening

Date: February 17, 2025

Milestone #4: Initial Dividend Payment to Investors

Date: May 17, 2025

Project Schedule (Forecast)



LOCATION

Our site is in Miccosukee, Florida. This location is a unique blend of rural tranquility and convenient proximity to Tallahassee's urban amenities. Nestled within a picturesque rural neighborhood, Miccosukee provides an idyllic backdrop for the project's vacation rental property and senior living facility. It's proximity to the historic Bradley Country Store (0.8 miles down the road) adds to the charm of the site, offering a glimpse into the rich heritage and history of the region. Situated within a short drive from Tallahassee, this location seamlessly bridges the gap between the peaceful charm of the countryside and the vibrant offerings of a bustling city. The area is characterized by a harmonious mix of residential homes, horse farms, community churches, and small local businesses, making it an ideal location for the envisioned development. Residents and visitors will relish the tranquility and natural beauty of Miccosukee while enjoying seamless access to the cultural, educational, and commercial vibrancy that Tallahassee has to offer.

Vicinity Map



Location Map



Bradley Country Store



April 1984, Bradley's Country Store was placed on the <u>National Register of Historic Places</u>.

MARKETING

Market Positioning & Brand

We aim to establish ourselves as the foremost vacation rental property in the city, serving as the premier choice for exclusive luxury accommodations sought after by celebrities, dignitaries, and government officials as well as the typical family looking for an experience and the opportunity to make lasting memories.

In each and every activity in which the company participates, it will establish or reinforce its brand. In doing so, every aspect of the Company's communications with potential renters and partners will be based on establishing and supporting the following brand and marketing messages:

- Experience the pinnacle of modern luxury in our thoughtfully designed and sustainable homes, where every detail is curated to exceed your expectations.

- Immerse yourself in a community that seamlessly blends with the natural beauty of Miccosukee, fostering a sense of tranquility and balance.

- Whether you're seeking a family haven, a vacation escape, an assisted living environment, or a luxury retreat, our project offers a diverse range of living options.

- Discover cutting-edge architecture, smart home technology, and sustainable practices that set new standards for contemporary living.



Marketing Strategies

We aim to establish ourselves as the foremost vacation rental property in the city, serving as the premier choice for exclusive luxury accommodations sought after by celebrities, dignitaries, and government officials as well as the typical family looking for an experience and the opportunity to make lasting memories.

In each and every activity in which the company participates, it will establish or reinforce its brand. In doing so, every aspect of the Company's communications with potential renters and partners will be based on establishing and supporting the following brand and marketing messages:

Experience the pinnacle of modern luxury in our thoughtfully designed and sustainable homes, where every detail is curated to exceed your expectations. Immerse yourself in a community that seamlessly blends with the natural beauty of Miccosukee, fostering a sense of tranquility and balance. Whether you're seeking a family haven, a vacation escape, an assisted living environment, or a luxury retreat, our project offers a diverse range of living options.
Discover cutting-edge architecture, smart home technology, and sustainable practices that set new standards for contemporary living.

Social Media Marketing

Social media has become an important part of how businesses communicate and get business done. It is a defining attribute of exactly how integrated social interactions have become. Social media has become a vital source of information. Availability on social media networks makes information a lot more available. Additionally, news travels rapidly in ways never experienced in the past. We intend to fully take advantage of these social media opportunities:



- Optimize our bio, interact with influencers and experts, get colleagues involved, tweet regularly, track our mentions and respond, retweet and likes.



- Have 100% complete profile, make useful status updates, post upcoming events, earn and give recommendations, use for recruiting purposes, involve yourself in groups.



- Use Instagram profiles to reach a wider audience, create engagement with content using hashtags, feature your clients, and create interests in our events.



- Loosen the tie, be human, consider the Marketplace, Ads, hold Facebook contests to increase likes, use Promoted Posts.



- Use a theme that supports the Brand, interact and share, think visually, build your network connections, write expert content, use relevant keywords.

COMPETITION

Competitive Landscape

The vacation rental market in the Tallahassee/Leon County, Florida area is a competitive landscape with diverse accommodation offerings and shifting traveler preferences. Forbes Farmhouse Development's strategic approach should involve capitalizing on the hybrid experiences, embracing sustainability and authenticity, and effectively differentiating itself from the local competition. By carefully aligning with market trends and offering an attractive pricing structure, Forbes Farmhouse Development can position itself as a sought-after option for travelers seeking a unique blend of history, nature, and modern comfort.

Direct Competitors



Sienna Lee Gardens: A Beautifully Renovated Home

★ 5.0 · 68 reviews · ♛ Superhost · Tallahassee, Florida, United States

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Entire home hosted by Kathryn
8 guests · 4 bedrooms · 5 beds · 2.5 baths

$598 night ★ 5.0 · 68 reviews

$657	**66%**	**$147.2K**
Avg. Daily Rate	Occupancy	Annual Revenue



Magnolia Manor: Estate with Heated Pool

★ 4.99 · 99 reviews · ♛ Superhost · Tallahassee, Florida, United States

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Entire home hosted by Dr. Staci
16 guests · 5 bedrooms · 14 beds · 6 baths

$749 night ★ 4.99 · 99 reviews

$759	**60%**	**$163.9K**
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Tallahassee Cozy 3 bedroom Haven

★ 4.11 · 12 reviews · Tallahassee, Florida, United States

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Entire home hosted by Carol
8 guests · 3 bedrooms · 4 beds · 2 baths

$675 night ★ 4.11 · 12 reviews

$675	**60%**	**$145.8K**
Avg. Daily Rate	Occupancy	Annual Revenue

Competitive Advantage

Forbes Farmhouse stands out in the Tallahassee/Leon County, Florida vacation rental market due to its unique and multifaceted competitive advantage. Rooted in purposeful design, flexibility, and a perfect blend of urban and rural experiences, Forbes Farmhouse will set a new standard of excellence in the local vacation rentals, captivating the hearts of travelers seeking distinctive, immersive, and unforgettable experiences.

Purposeful Design: What sets Forbes Farmhouse apart is its foundation as a purpose-built vacation rental rather than a mere property retrofit. This design approach ensures that every aspect of the farmhouse is meticulously curated to meet the needs and desires of travelers. With modern amenities seamlessly integrated into the country charm, guests can enjoy the convenience of contemporary living while immersing themselves in an authentic and nostalgic atmosphere.

Versatile Flexibility: Forbes Farmhouse distinguishes itself by its unparalleled flexibility in catering to various rental needs. During peak vacation seasons, it effortlessly transforms into a sought-after destination for short-term vacationers seeking a tranquil escape. Moreover, the flexibility to accommodate long-term stays and corporate rentals positions it as an ideal choice for business travelers seeking comfort and functionality. During off-peak seasons, its adaptability shines as it opens its doors to event venue rentals, embracing weddings, corporate retreats, and intimate gatherings amidst its serene backdrops.

Hybrid Experience: One of Forbes Farmhouse's strongest advantages is its unique ability to provide a hybrid experience that caters to the diverse preferences of modern travelers. Nestled within the heart of Tallahassee and Leon County, guests can relish the best of both worlds. Urban enthusiasts can indulge in cultural events, sporting spectacles, and culinary delights, all within easy reach. On the other hand, those seeking a tranquil escape are enveloped by the serenity of a rural, nature-centric setting. The Farmhouse offers an oasis of calm, where guests can unwind, explore hiking trails, and revel in the natural beauty that surrounds them. The strategic location of Forbes Farmhouse near Tallahassee ensures that guests are just moments away from the vibrancy of city life, with access to art galleries, museums, shopping, and lively entertainment. Simultaneously, its serene surroundings transport guests into a cozy haven, enveloped by lush landscapes, starlit skies, and the soothing ambiance of nature.

Exceptional Event Venues: During off-peak seasons, Forbes Farmhouse seamlessly transitions into an exquisite event venue, filling a void in the market. Its rustic charm and picturesque landscapes make it a captivating setting for weddings, retreats, and private functions. This versatility amplifies its appeal to both travelers and event planners seeking an unforgettable backdrop for their special occasions.

FINANCIAL INFORMATION

Sources & Uses of Funds – Vacation Rental

Since the land is under the ownership of the Sponsor, there's no requirement for investor funds for its purchase. The $405,000 in investor capital will be allocated to conclude Phase 1 Site development, which is a prerequisite to obtaining the building permit for Phase 2. The remaining $848,416 in capital will be sourced from a 30-year construction-to-perm loan secured from a local Tallahassee bank, to finance the construction of the Phase 2 -Barndominium vacation rental property. This loan is facilitated by utilizing the developed site as collateral, negating the need for a down payment and closing cost.

Project Startup Analysis	
Startup Expenses	
Soft Cost	**$135,000**
Land Purchase	**$0**
Capital Expenditure	
Startup Expenses and Equipment	**$365,000**
Total Startup Expenses	**$500,000**
Owner's Investment	**($95,000)**
Investor	**$405,000**
Total Investment	**$405,000**

General Assumptions

The 5-year financial profit & loss projections for vacation rental revenue assume a 4% annual increase in rental income and a 3% annual increase in operating expenses. Revenue Assumptions for Vacation Rental are as follows:

- Vacation Rental nightly rate of $700
- Vacancy Rate of 33%
- Minimum of 4 private event a year at $9K each

These assumptions reflect potential changes in the market and operating costs, ensuring a balanced and realistic outlook on the property's financial performance.

Financial Overview – Vacation Rental (P&L)

INCOME	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Potential Income	$255,500	$265,720	$276,349	$287,403	$298,899
- Loss to Lease	$0	$0	$0	$0	$0
- Vacancy	$84,315	$87,688	$96,722	$100,591	$113,582
- Concessions	$0	$0	$0	$0	$0
Effective Gross Income	$171,185	$178,032	$179,627	$186,812	$185,317
Other Income	$36,000	$37,440	$38,938	$40,495	$42,115
From Replacement Reserve	$0	$0	$0	$0	$0
Total Gross Income	**$207,185**	**$215,472**	**$218,564**	**$227,307**	**$227,432**
EXPENSES					
Real Estate Taxes	$11,052	$11,384	$11,725	$12,077	$12,439
Insurance	$5,880	$6,056	$6,238	$6,425	$6,618
Contract Services (trash, etc)	$1,600	$1,648	$1,697	$1,748	$1,801
Utilities (Elec, Water, Cable)	$2,400	$2,472	$2,546	$2,623	$2,701
Legal	$1,500	$1,545	$1,591	$1,639	$1,688
Marketing	$5,000	$5,150	$5,305	$5,464	$5,628
Management Fee	$4,000	$4,120	$4,244	$4,371	$4,502
Repairs and Maintenance	$6,000	$6,180	$6,365	$6,556	$6,753
General/Admin	$0	$0	$0	$0	$0
Payroll	$0	$0	$0	$0	$0
Capital Improvements	$0	$0	$0	$0	$0
Other	$0	$0	$0	$0	$0
Deposit to Replacement Reserve	$10,000	$10,300	$10,609	$10,927	$11,255
Total Expenses	**$47,432**	**$48,855**	**$50,321**	**$51,830**	**$53,385**
NET OPERATING INCOME (NOI)	$159,753	$166,617	$168,244	$175,477	$174,047
Debt Service					
Principal	$0	$0	$0	$0	$0
Interest	$88,056	$88,056	$88,056	$88,056	$88,056
Total Debt Service	$88,056	$88,056	$88,056	$88,056	$88,056
Cash Available for Distribution	**$71,697**	**$78,561**	**$80,188**	**$87,421**	**$85,991**
Distributions from Cash Flow					
Asset Mgt Fee to Manager	$0	$0	$0	$0	$0
Members Preferred Return	$0	$0	$0	$0	$0
Excess Cash Flow to Investors	$43,018	$47,137	$48,113	$52,452	$51,595
Excess Cash Flow to Manager	$28,679	$31,425	$32,075	$34,968	$34,396
Total Distribution to Members	**$71,697**	**$78,561**	**$80,188**	**$87,421**	**$85,991**
Investors Contribution	**$405,000**				
Member Cash on Cash Return	**10.62%**	**11.64%**	**11.88%**	**12.95%**	**12.74%**
Property Value @ Various Cap Rates					
9%	$1,775,033	$1,851,305	$1,869,375	$1,949,741	$1,933,856
8%	$1,996,913	$2,082,718	$2,103,046	$2,193,458	$2,175,588
7%	$2,282,186	$2,380,249	$2,403,482	$2,506,810	$2,486,387
6%	$2,662,550	$2,776,957	$2,804,062	$2,924,611	$2,900,784

COMPANY & MANAGEMENT

Company

Forbes Farmhouse Development will establish itself as a corporate entity in Delaware before commencing capital raising for the initial development phase. The primary headquarters of the company will be situated in Tallahassee, Florida. The workforce structure will comprise two corporate officers, along with a flexible arrangement of independent contractors and part-time consultants, engaged as needed for specific projects.

Corporate Officers - Management Team

Kelvin Harris – Sponsor/ Founder, CEO & Managing Partner



As Founder, Managing Partner, and CEO of Forbes Farmhouse Development Corporation, Kelvin Harris' four decades of multifaceted expertise make him the ideal leader to drive the success of this offering. His rare blend of experience as an architect, construction and project manager, financial and business consultant makes him uniquely suited to pioneer the company's continued excellence.

Architectural Design: With a Bachelor of Architecture degree from Howard University. Mr. Harris honed his design skills working with top-tier firms like Gensler, HDR, Louis Berger & Devrouax & Purnell, contributing to some of DC areas most high-profile and iconic landmarks, like the Washington DC Convention Center, Capital One Arena (previously the Verizon Center), and the legendary FedEx Field, home of the Washington Commanders.

Construction & Project Management: Mr. Harris has a remarkable record of proficiency as a Project Manager, Construction Manager and Project Coordinator. His experience ranges from coordinating tenant build-out projects for AT&T at their Dulles Corners location in Reston Virginia, to the management of the monumental 30-million-dollar Office of the Comptroller of the Currency (OCC) Federal Headquarters Realignment Project.

Business Consulting: As a top area consultant Mr. Harris has collaborated with prestigious firms such as Booz-Allen & Hamilton, DynCorp, and the preeminent commercial real estate firm, Trammel Crow to provide transformative business solutions to their clients.

Financial Consulting: As head of his own firm, Kel-Star Consulting, Kelvin serves as an "integrated asset manager" empowering clients by taking a holistic approach to managing their financial, real estate, business and capital assets. He works collaboratively with his clients to optimize their overall asset base, amplify returns across categories, minimize taxation, facilitate effective estate planning, and provide ongoing stewardship. By using this comprehensive approach Kelvin delivers customized solutions tailored to each client's objectives, risk profile, and growth ambitions. Kelvin is also dedicated to financial education. His 8-week financial literacy workshop at Columbia University exemplifies his commitment to sharing his financial knowledge.

Contractor & Consultants (Non-Corporate Members)

Gerard Barrett – Lead Developer

As the Forbes Farmhouse Development Corporation's Lead Developer, Gerard Barrett brings  over 10 years of principal real estate investment experience. As Founder and Managing Principal of PrimeLerner Companies, a private real estate investment and development company located in Newark, N.J. Founded in 2006, PrimeLerner specializes in investing, developing, and managing undervalued and distressed properties to include single family residential, small multi-family and commercial properties ranging from 1 to 50 units. With over 20 years of combined experience in residential and commercial real estate investments, PrimeLerner leverages a sophisticated approach, fundamental business strategy to successfully add value to their real estate portfolio. PrimeLerner has achieved an excellent reputable record in consistently delivering exceptional returns to its investors and improved the quality of housing space through the communities within Northern N.J.

Prior to founding PrimeLerner Companies, Gerard received a B.A. in Economics from Columbia University. He began his real estate experience while still in school where he acquired his first piece of real estate at the age of 19 years old. His core strengths are identifying investment opportunities and implementing repositioning strategies for all acquired assets. Mr. Barrett has successfully closed over 90 real estate transactions and currently holds 127 apartments, which he acquired in the last 3 years and has personally transacted in over 25 million dollars' worth of real estate in the past 10 years.

General Contractor – Antoine Wright

Antoine Wright assumes a pivotal role as the Construction Contractor for the Forbes Farmhouse Project, bringing with him a wealth of experience and a remarkable commitment to community development. Currently serving as the President at Urban Organics Development, located in Tallahassee, Florida, Antoine has demonstrated his expertise in the complex world of real estate. With a focus on the Subdividers and Developers sector, Urban Organics Development, under Antoine's adept leadership for 15 years, has established itself as a driving force in the industry.



In addition to his role at Urban Organics Development, Antoine Wright also holds the esteemed position of Executive Director at Big Bend Habitat for Humanity, situated in Tallahassee. This dual leadership underscores his commitment to fostering meaningful change within the community. Antoine's multifaceted experience, coupled with his unwavering commitment to enhancing the built environment and community well-being, positions him as a pivotal figure in the realization of the Forbes Farmhouse Project's success. His leadership and expertise promise to shape a project that not only reflects excellence in construction but also contributes positively to the surrounding community.

Real Estate Consultant – Tiffany Hamilton

Tiffany Hamilton, an active Realtor since 2003, holds a Business Administration degree with a Sales and Marketing minor from Florida A & M University. Settled in Tallahassee since 2000, she's deeply engaged in local community growth. An influential member of the Tallahassee Board of Realtors, Tiffany has chaired the Equal Opportunity Committee, served on grievance and young professional network committees, and earned the (CLG) designation from the 2010 Leadership Academy.



Beyond realty, she's active with organizations like the Council of Neighborhood Associations (CONA), Muscular Dystrophy Association (MDA), Sickle Cell Foundation, and the American Cancer Society. Tiffany's expertise spans residential, commercial, and investment sales, including new construction, where she works closely with builders. For customized homes or top-notch customer service, Tiffany is your Realtor of choice in Tallahassee and surrounding counties.

Property Management Specialist – Ron Curtis

Ron Curtis assumes a crucial role as the Property Management Specialist for the Forbes farmhouse project, leveraging his extensive experience and expertise to ensure its success. As the owner and manager of WavyStays, a thriving short-term rental business encompassing diverse properties across the country, Ron's strategic oversight encompasses the entire spectrum of daily operations. From meticulous planning and vigilant financial monitoring to precise forecasting, effective marketing, and impeccable customer service support, Ron orchestrates a symphony of elements that contribute to WavyStays' flourishing presence on prominent short-term rental platforms like Airbnb, VRBO, and booking.com.



His dedication to excellence goes beyond the hospitality domain. A native Washingtonian, Ron Curtis holds a degree in Business from Virginia Commonwealth University, which equips him with a strong foundation for his multifaceted endeavors. Beyond his role as a property management virtuoso, Ron wears another influential hat as the CEO of Financial Lit University. This visionary initiative is focused on promoting financial literacy awareness within underserved communities. Financial Lit University offers a comprehensive array of services, including Credit Repair, Tax Preparation Services, Passive Income Coaching, Business Coaching, Property Management Services, and Financial Literacy Curriculums.

Through Financial Lit University, Ron Curtis channels his expertise into building bridges to financial empowerment. His commitment to fostering financial literacy underscores his dedication to positive change, while his role as the Property Management Specialist for the Forbes farmhouse project stands as a testament to his ability to seamlessly translate his skill set into diverse domains. In Ron's capable hands, property management becomes an art form, and the pursuit of financial literacy transforms into a community-driven endeavor that uplifts and empowers.

Exhibit K   Bad Actor Checks

North Capital Private Securities: Bad Actor Check



Name of covered person: Kelvin Harris

Date: November 20, 2023

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that **Kelvin Harris** is likely: **NOT DISQUALIFIED**	**!**
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✓
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✓
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✓
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✓
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** Other derogatory other information was found. See Exhibit A for more information.	!

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

A judgment and lien search on Kelvin Harris uncovered the following:

- A state tax lien filed on 10/5/2017 for $6,209 in Maryland. No release information was available.
- A small claims judgment filed on 12/12/2013 for $3,663 in Maryland. No creditor information was available. The lien was released on 5/24/2018.
- A civil new filing recorded on 9/26/2013 in Maryland. The creditor was listed as Portfolio Recovery Associates LLC. No release information was available.
- A civil new filing recorded on 8/12/2010 in the District of Columbia. The creditor was listed as RAM Partners LLC. No release information was available.
- A state tax lien filed on 3/25/1997 for $77,634 in the District of Columbia. No release information was available.
- A federal tax lien filed on 11/28/1995 for $16,779 in the District of Columbia. No release information was available.

A Maryland court record search on Kelvin Harris uncovered the following:

- A state tax lien filed on 10/5/2017 for $6,209.88. The lien was released on 3/3/2021.
- A state tax lien filed on 9/13/2018 for $2,679.42. The lien was released on 4/6/2021.
- *MARTINEZ, EMMANUEL LOPEZ vs HARRIS, KELVIN* filed on 3/8/2016. The case was listed as dismissed.

For more information on these cases please search Kelvin Harris at the following Maryland Court record search: https://casesearch.courts.state.md.us/casesearch/inquiry-index.jsp

Exhibit L   Disclosures

Exhibit B

7. District of Columbia Judgment and Lien Filings

Debtor Information	
Debtor 1	
Name	ARCHISYS
Address	░░ D ST NW WASHINGTON, DC 20004-2812 D.C COUNTY
Debtor 2	
Name	HARRIS, KEVIN B
SSN	░░░ ░░ ░░░░
Address	░░ D ST NW WASHINGTON, DC 20004-2812 D.C COUNTY
Creditor Information	
Name	DISTRICT OF COLUMBIA
Filing Information	
Filing Date	03/25/1997
Case Number	SL-00001511-1997-
Amount	$77,634
Status	UPDATES MAY BE PRESENT ELSEWHERE IN THIS REPORT;
Filing 1	
Filing Type	STATE TAX LIEN
Filing Court	DISTRICT OF COLUMBIA RECORDER OF DEEDS
Filing County	WASHINGTON D.C
Filing Office	DC

December 12, 2023

Secure Living
SEC File No.: 7-324
4514 Keeneland Lane
Charlotte, NC 28216

Dear Chris Stokes and Vontenea Stokes,

Subject: Clarification of State and Federal Tax Liens

I trust this letter finds you well. The purpose of this correspondence is to address certain findings that have emerged during the mandatory background check conducted as part of SEC requirements for my Crowdfunding offering. My primary goal is to ensure complete transparency and provide an opportunity for clarification regarding the identified issues.

It was brought to my attention the my background check report revealed a state tax lien filed on 3/25/1997, amounting to $77,634, and a federal tax lien filed on 11/28/1995, totaling $16,779, both in the District of Columbia.

Understanding the age of these matters and the lack of recent actions from the alleged lien holders, we acknowledge the difficulty in recalling specific details. Nevertheless, we believe it is essential to address these concerns and provide our perspective on the matter.

In reference to the alleged federal tax lien for $16,779, we note that during our employment with Group Goetz Architects from November 2006 to February 2011, for a duration of approximately 18 months, our wages were garnished to resolve an IRS tax issue. It is our understanding that this garnishment may be linked to the aforementioned federal tax lien.

Regarding the state tax lien filed on 3/25/1997, amounting to $77,634, we recall selling a condominium unit located at 1250 4th St SW, Washington, DC 20024, around the same time. The proceeds from the sale were utilized to settle outstanding debts. While we cannot definitively confirm the payment of the DC state tax lien, we believe that had there been an outstanding amount owed to the District of Columbia, it would have been collected during the settlement process.

Considering the passage of time and the lack of recent actions or notifications related to these liens, it is challenging to believe that these issues have not been previously addressed and satisfied. I trust that the information I've supplied is adequate for resolving this matter.

Sincerely,



Kelvin B. Harris
CEO/Managing Partner
Forbes Farmhouse Development LLC

8. District of Columbia Judgment and Lien Filings

Debtor Information	
Name	HARRIS, KEVIN B

SSN	
Address	K ST NW WASHINGTON, DC 20001-2531 D.C COUNTY

Filing Information	
Filing Date	11/28/1995
Case Number	FL-00022777-1995-
Amount	$16,779
Status	UPDATES MAY BE PRESENT ELSEWHERE IN THIS REPORT;

Filing 1	
Filing Type	FEDERAL TAX LIEN
Filing Court	DISTRICT OF COLUMBIA RECORDER OF DEEDS
Filing County	WASHINGTON D.C
Filing Office	DC